UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Noir Hospitality & Management, LLC

Legal status of Issuer:

Form:

LLC

Jurisdiction of Incorporation/Organization:

Texas

Date of Organization:

May 16, 2019

Physical Address of Issuer:

3100 McKinney St., Houston, TX, United States 77003

Website of Issuer:

https://blancnoirhtx.com/

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of seven percent (7%) of the amount raised in the offering to the Intermediary.

Type of Security Offered:

Crowd Revenue Note

Target Number of Securities to be Offered:

100,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$100,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$750,000

Deadline to reach the Target Offering Amount:

March 31, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

1

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$10,251	$18,348
Cash & Cash Equivalents	$0	$8,097
Accounts Receivable	$0	$0
Short-term Debt	$122,840	$6,375
Long-term Debt	$20,809	$37,050
Revenues/Sales	$0	$0
Cost of Goods Sold*	$0	$0
Taxes Paid	$0	$0
Net Income	($203,568)	($25,153)

*Cost of Revenue in the Company's Financial Statements

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

NOIR HOSPITALITY & MANAGEMENT, LLC



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $100,000 (the "**Target Offering Amount**") and up to a maximum amount of $750,000 (the "**Maximum Offering Amount**") of Crowd Revenue Note (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Subscription Amount is $100 and the Maximum Individual Subscription Amount is $75,000. The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by March 31, 2023 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://www.republic.co/blanc-noir (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

The Securities

We request that you please review this Form C and the Instrument attached as <u>Exhibit B</u>, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Revenue Sharing Percentage

means 10% of each month's Monthly Revenue, if the Offering Amount amounts up to and includes $500,000.00. If the Offering Amount amounts up to any amount from $500,000.01 to $750,000.00, Revenue Share Percentage means 15% of each month's Monthly Revenue.

Term

60 months; The term of the investment starts twelve months following the first full calendar month after final Closing.

Maturity Date

The Maturity Date of each Note means the close of the 60th month following the first full calendar month after final Closing ("**Maturity**").

Investment Multiple
The Investment Multiple means 1.6x. If the Company is prepaying the Total Payment within 54 months prior to the Maturity Date, the Investment Multiple means 1.55x and if within 48 months prior to the Maturity Date, the Investment Multiple means 1.5x. Investors will each receive in the aggregate an amount equal to the Investment Multiple multiplied by their original investments, as a result of being paid their proportionate shares of the Company's gross revenue on a monthly basis.

Total Payment
The Company will make monthly payments based on the relevant revenue sharing percentage, until the Investors have been paid an amount equal to (a) the Offering Amount multiplied by (b) the relevant Investment Multiple ("Total Payment")

Early Payment Provision
If the Company is prepaying the Total Payment within 54 months prior to the Maturity Date, the Investment Multiple means 1.55x and if within 48 months prior to the Maturity Date, the Investment Multiple means 1.5x.

Not Equity Interests

The Securities are not equity interests in the Company and merely provide a right to receive a repayment of principal and certain interest.

Event of Default

If there is an Event of Default (as defined below) and Republic Investment Services, an affiliate of OpenDeal Portal LLC provides written notice of acceleration of the Notes to the Company, the Company shall be provided thirty (30) days to cure such default (to the extent that such Event of Default is curable). If the default is not cured within such thirty (30)-day period (or is otherwise not curable), the unpaid balance of the Notes shall become immediately due and payable by the Company to the Investors, and OpenDeal Portal LLC or Republic Investment Services (as applicable) may pursue any other action or remedy permitted by law. Notwithstanding anything to the contrary herein, (a) if the Issuer is actively and in good faith seeking to cure such Event of Default but is unable to do so within such 30-day period, Republic Investment Services may extend such 30-day period by such number of additional days as Republic Investment Services determines reasonably necessary to allow the Company to cure such Event of Default, and (b) as set forth in the Republic Agreement, Republic Services has the exclusive authority to enforce ALL remedies of the Investors under this Agreement.

An "**Event of Default**" means (a) the Company's failure to pay when due (subject to any grace period permitted under this Agreement) any amount payable by it hereunder and such failure continues for ten (10) business days; (b) The Company's failure to comply with any of its reporting obligations owed to Republic and such failure continues for ten (10) business days; (c) the Company's breach of any other covenants made by it hereunder and such breach continues for ten (10) business days; (d) the voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt; (e) the entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry; (f) the entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within thirty (30) days after such entry; (g) the issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within thirty (30) days after such issuance, entry or receipt; (h) any representation or warranty made by the Company under the NPA shall prove to have been false or misleading in any material respect when made or deemed to have been made; *provided* that no Event of Default will occur if the underlying issue is capable of being remedied and is remedied within thirty (30) days of the earlier of the Company becoming aware of the issue and being given written notice of the issue by OpenDeal Portal LLC or its agents; and (i) the occurrence of a Trigger Event.

A "**Trigger Event**" means an event or series of events by which (a) the persons who hold the voting interests in the Issuer on the Closing Date cease to own and control at least 51% of the voting interests in the Issuer on a fully diluted basis, (b) the Issuer merges, consolidates or enters into any similar combination with any other entity (without the Issuer being the continuing or surviving entity), (c) the Issuer disposes all or substantially all of its assets to any other entity, (d) the Issuer ceases operations for more than thirty (30) days (or notifies Republic or Republic Investment Services of its intent to do so), or (e) the Issuer liquidates, winds up or dissolves itself (or suffers any liquidation, windup or dissolution). For the avoidance of doubt, "voting interests" exclude the Notes.

Voting and Control

The Securities have no voting rights.

The Company does not have any voting, shareholder or equity holder agreements in place, other than as may be set forth in the Limited Liability Company Agreement of the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the issuer shall pay a cash fee of seven percent (7%) of the amount raised in the Offering to the Intermediary.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2022 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and

4

services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of managers, its executive officers and key employees.

We are dependent on our board of managers, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of managers, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations.

We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Our primary growth strategy is highly dependent on the availability of our current restaurant location and our ability to develop and open it on a timely basis, on attractive terms.

One of the keys to achieving our growth strategies will be opening and operating restaurants on a profitable basis for the foreseeable future. We may not be able to open our planned restaurant within budget or on a timely basis, if at all, given the uncertainty of these factors, which could adversely affect our business, financial condition and results of operations. Accordingly, we cannot assure you that we will be able to successfully expand as we may not correctly analyze the suitability of our location or anticipate all of the challenges imposed by expanding its operations. Our growth strategy, and the substantial investment associated with the development of our restaurant, may cause our operating results to fluctuate and be unpredictable or adversely affect our profits. In addition, as has happened when other restaurant concepts have tried to expand, we may find that our concept has limited appeal in our selected market or we may experience a decline in the popularity of our concept in the market in which we operate. If we are unable to expand, our ability to increase our revenue and profitability may be materially harmed or we may face losses.

Our establishment is located in Houston, Texas, and we could be negatively affected by conditions specific to that city.

Adverse changes in demographic, unemployment, economic, regulatory or weather conditions in Houston, Texas, have had, and may continue to have, material adverse effects on our business, financial condition and results of operations. As a result of our concentration in this market, we have been, and in the future may be, disproportionately affected by conditions in this geographic area compared to other chain restaurants with a national footprint.

Our restaurants may not be profitable.

Our experience has been that labor and operating costs associated with a newly opened restaurant for the first several months of operation are materially greater than what can be expected after that time, both in aggregate dollars and as a percentage of restaurant sales. Our restaurant takes a period of time to reach target operating levels due to inefficiencies typically associated with new restaurants, including the training of new personnel, new market learning curves, inability to hire sufficient qualified staff and other factors. We may incur additional costs in our market, particularly for transportation and distribution, which may impact the profitability of our operations. Although we have specific target operating and financial metrics, our restaurant may not meet these targets or may take longer than anticipated to do so. We may not be profitable or achieve operating results similar to those in our projections and that could adversely affect our business, financial condition or results of operations.

We have a limited number of suppliers for our major products and rely on various suppliers for the majority of our domestic distribution needs.

We have a limited number of suppliers. Due to this concentration of suppliers, the cancellation of our supply arrangements with any one of these suppliers or the disruption, delay or inability of these suppliers to deliver these major products to our restaurant may materially and adversely affect our results of operations while we establish alternate distribution channels. In addition, if our suppliers fail to comply with food safety or other laws and regulations, or face allegations of non-compliance, their operations may be disrupted. we cannot assure you that we would be able to find replacement suppliers on commercially reasonable terms or a timely basis, if at all. Although we believe that alternative supply and distribution sources are available, there can be no assurance that we will continue to be able to identify or negotiate with such sources on terms that are commercially reasonable to us. If our suppliers or distributors are unable to fulfill their obligations under their contracts or we are unable to identify alternative sources, we could encounter supply shortages and incur higher costs, each of which could have a material adverse effect on our results of operations.

We depend upon frequent deliveries of food, alcohol and other supplies, which subjects us to the possible risks of shortages, interruptions and price fluctuations.

Our ability to maintain consistent quality throughout our locations depends in part upon our ability to acquire fresh, quality products from reliable sources in accordance with our specifications. We currently purchase our food products from various suppliers. If our suppliers were unable to perform adequately or fail to distribute products or supplies to restaurant, or terminate or refuse to renew any contract with us, this could cause a short-term increase of our costs or cause us to remove certain items from our menu, increase the price of certain offerings or temporarily close a location, which could adversely affect our business and results of operations.

In addition, we purchase beer, wine and spirits from distributors who own the exclusive rights to sell such alcoholic beverage products in the geographic areas in which our locations reside. Our continued ability to purchase certain brands of alcoholic beverages depends upon maintaining our relationships with those distributors, of which there can be no assurance. If any of our alcohol beverage distributors cease to supply us, we may be forced to offer brands of alcoholic beverage which have less consumer appeal or that do not match our brand image, which could adversely affect our business and results of operations.

Incidents involving food safety and food-borne illnesses could adversely affect guests' perception of our brand, result in lower sales and increase operating costs.

Food safety is a top priority, and we dedicate substantial resources to ensure the safety and quality of the food we serve. Nevertheless, we face food safety risks, including the risk of food-borne illness and food contamination, which are common both in the restaurant industry and the food supply chain and cannot be completely eliminated. We rely on third-party food suppliers and distributors to properly handle, store and transport ingredients to restaurant. Any failure by our suppliers, or their suppliers, could cause ingredients to be contaminated, which may be difficult to detect before the food is served. Additionally, the risk of food-borne illness may also increase whenever our food is served outside of our control, such as by third-party delivery services. Regardless of the source or cause, any report of food-borne illnesses or food safety issues, whether or not accurate, at our restaurant could adversely affect our brand and reputation, which in turn could result in reduced guest traffic and lower sales. If any of our guests become ill from food-borne illnesses, we could be forced to temporarily close one or more restaurants or choose to close as a preventative measure if we suspect there was a pathogen in our restaurant. Furthermore, any instances of food contamination, whether or not at our restaurant, could subject us or our suppliers to voluntary or involuntary food recalls and the costs to conduct such recalls could be significant and could interrupt supply to unaffected restaurants or increase the cost of ingredients.

Increased food commodity and energy costs could decrease our restaurant-level operating profit margins or cause us to limit or otherwise modify our menu, which could adversely affect our business.

Our profitability depends, in part, on our ability to anticipate and react to changes in the price and availability of food commodities, including among other things beef, poultry, grains, dairy and produce. Prices may be affected due to market changes, increased competition, the general risk of inflation, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. For example, COVID-19 pandemic, various domestic and international governmental bodies issued orders, mandates, decrees and directives (collectively, "COVID Orders") may cause significant supply chain disruptions. This and other events could increase commodity prices or cause shortages that could affect the cost and quality of the items we buy or require us to further raise prices or limit our menu options. These events, combined with other more general economic and demographic conditions, could impact our pricing and negatively affect our restaurant sales and restaurant-level operating profit margins. From time to time, competitive conditions could limit our menu pricing flexibility. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be fully absorbed by our guests without any resulting change to their visit frequencies or purchasing patterns. In addition, there can be no assurance that we will generate growth in an amount sufficient to offset inflationary or other cost pressures.

Changes in general economic conditions, including any economic downturn or continuing economic uncertainty, have adversely impacted our business and results of operations in the past and may do so again.

Purchases at our restaurant are discretionary for consumers, and we are, therefore, susceptible to economic slowdowns, including under any further protective measures arising from COVID Orders. We believe that consumers generally are more willing to make discretionary purchases, including upscale and high-end restaurant meals, during favorable economic conditions. The most recent economic downturn, uncertainty and disruptions in the overall economy, including high unemployment, reduced access to credit and increased financial market volatility and unpredictability, and the related reduction in consumer confidence, negatively affected guest traffic and sales throughout our industry, including our category. If the economy experiences a new downturn or there are significant uncertainties regarding U.S. budgetary and fiscal policies, our guests, particularly price-sensitive families and couples and cost-conscious business clientele, may reduce their level of discretionary spending, impacting the frequency with which they choose to dine out or the amount they spend on meals while dining out.

There is also a risk that, if uncertain economic conditions persist for an extended period of time, consumers might make long-lasting changes to their discretionary spending behavior, including dining out less frequently on a more permanent basis. The ability of the U.S. economy to withstand this uncertainty is likely to be affected by many national and international factors that are beyond our control. These factors, including national, regional and local politics and economic conditions, the impact of higher gasoline prices, and reductions in disposable consumer income and consumer confidence, also affect discretionary consumer spending. Uncertainty in or a worsening of the economy, generally or in a number of our markets, and our guests' reactions to these trends could adversely affect our business and cause us to, among other things, reduce the number and frequency of new restaurant openings, close restaurants and delay our remodeling of existing locations.

Changes in consumer dining preferences and discretionary spending patterns generally could adversely affect our business and results of operations.

The restaurant business is often affected by changes in consumer preferences, national, regional or local economic conditions, demographic trends, traffic patterns and the type, number and location of competing restaurants. Our success depends in part on our ability to anticipate and respond quickly to these changes. Shifts in consumer preferences away from meals at our price point or our beef, seafood and signature cocktails and wine menu offerings, which are significant components of our restaurant's menus and appeal, whether as a result of economic, competitive or other factors, could adversely affect our business and results of operations.

In addition, we place a high priority on maintaining the competitive positioning of our restaurant, including the image and condition of our restaurant facility and the quality of our guest experience. Consequently, we may need to evolve our restaurant in order to compete with popular new restaurant formats or concepts that emerge from time to time, which could result in significant capital expenditures in the future for remodeling and updating. In addition, with improving product offerings, including an increased number of health-focused options at fast casual restaurants and quick-service restaurants, combined with the effects of uncertain economic conditions and other factors, consumers may choose less expensive alternatives, which could also negatively affect guest traffic at our restaurant. Any unanticipated slowdown in demand at our restaurant due to industry competition may adversely affect our business and results of operations.

Shortages or interruptions in the supply or delivery of food products could adversely affect our operating results.

We are dependent on frequent deliveries of food products that meet our exact specifications. Shortages or interruptions in the supply of food products caused by problems in production or distribution, inclement weather, unanticipated demand or other conditions could adversely affect the availability, quality and cost of ingredients, which would adversely affect our operating results.

We face significant competition for guests, and if we are unable to compete effectively, our business could be adversely affected.

The restaurant industry is intensely competitive with many well-established companies that compete directly and indirectly with us with respect to taste, price, food quality, service, value, design and location. We compete in the restaurant industry with multi-unit national, regional and locally-owned and/or operated limited-service restaurants and full-service restaurants. We compete with (i) restaurants, (ii) other fast casual restaurants, (iii) quick service restaurants and (iv) casual dining restaurants. We may also compete with companies outside of the traditional restaurant industry, such as grocery store chains, meal subscription services and delicatessens, especially those that target customers who seek high-quality food, as well as convenience food stores, cafeterias and other dining outlets. Many of our competitors have existed longer than we have and may have a more established market presence, better locations and greater name recognition nationally or in some of the local markets in which we operate or plan to open restaurants. Some of our competitors may also have significantly greater financial, marketing, personnel and other resources than we do. They may also operate more restaurants than we do and may be able to take advantage of greater economies of scale than we can given our current size. Our competition continues to intensify as new competitors enter the casual dining segments. If we are unable to continue to compete effectively, customer traffic, restaurant sales and restaurant-level operating profit margins could decline and our business, financial condition and results of operations would be adversely affected.

We are subject to risks associated with leasing property subject to long-term non-cancelable leases.

We do not own any real property and our restaurant is located on leased premises. If we close our restaurant, we may still be obligated to perform our monetary obligations under the applicable lease, including, among other things, payment of the base rent for the remaining lease term. In addition, as each of our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close our restaurant in desirable locations. We depend on cash flows from operations to pay our lease expenses and to fulfill other cash needs. If our business does not generate sufficient cash flow from operating activities, and sufficient funds are not otherwise available to us from borrowings or other sources, we may not be able to service our lease obligations or fund our other liquidity and capital needs, which would materially affect our business.

Our business is subject to risks related to its sale of alcoholic beverages.

Alcoholic beverage control regulations generally require restaurants to apply to a state authority and, in certain locations, county or municipal authorities for a license that must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of daily operations of restaurants, including minimum age of patrons and employees, hours of operation, advertising, trade practices, wholesale purchasing, other relationships with alcohol manufacturers, wholesalers and distributors, inventory control and handling, and the storage and dispensing of alcoholic beverages. Any future failure to comply with these regulations and obtain or retain licenses could adversely affect our business, financial condition and results of operations. We are also subject to "dram shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. We carry liquor liability coverage as part of our existing comprehensive general liability insurance. Recent litigation against restaurant chains has resulted in significant judgments and settlements under dram shop statutes. Because these cases often seek punitive damages, which may not be covered by insurance, such litigation could have an adverse impact on our business, results of operations or financial condition. Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and resources away from operations and hurt our financial performance. A judgment significantly in excess of our insurance coverage or not covered by insurance could have a material adverse effect on our business, results of operations or financial condition.

Failure to comply with local licensing, building and zoning regulations could adversely affect our business.

The development and operation of restaurants depend, to a significant extent, on the selection of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations and requirements. We also are subject to licensing and regulation by state and local authorities relating to health, sanitation, safety, and fire standards. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended, or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses, permits and approvals could adversely affect our existing restaurants and delay or result in our decision to cancel the opening of our restaurant, which would adversely affect our business.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters").

Prior to filing this Form C, the Company engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as <u>Exhibit D</u>. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders of the Company.

Investors will not have an ownership claim to the Company or to any of its assets In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available.

Investors will not have voting rights.

Investors will not have the right to vote upon matters of the Company. Thus, Investors will never be able to vote upon any matters of the Company to affect its management or policies.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

A Crowd Revenue Note holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd Revenue Note; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd Revenue Note offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd Revenue Note, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

Debt Financing is inherently risky.

The Company's debt service obligations may adversely affect cash flow. As a result of any future debt obligations, we may be subject to: (i) the risk that cash flow from operations will be insufficient to meet required payments of principal and interest, (ii) restrictive covenants, including covenants relating to certain financial ratios, and (iii) interest rate risk.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Noir Hospitality & Management, LLC is a shared kitchen for early morning to late evening.

The Company conducts business in the Houston, TX and sells products and services through Texas.

Blanc & Noir are both concepts created by Noir Hospitality Management. Both entities will be housed in the same location, separated by a wall with a shared kitchen to maximize atmosphere and fiscal gains. This proximity will also allow the team to focus on maintaining a sense of neighborhood while striving to create a service driven experience for every guest.

Blanc will house high-end coffee, juices, and pastries with additional weekend brunch options; there will be a few savory styles for your everyday morning waffle connoisseur and juice options for the more health-conscious patrons. This will be a minimal rotating menu for quick in and out service.

NOIR Bar will be a unique packaged experience that doesn´t exist in the current Houston market. Long gone are the times in which you could serve guest an over sweetened cocktail, lackluster beer, or microwaved dish. In this new era of nightlife, guests are more interested in the details of what they are being served rather than just consuming what is placed in front of them. This is where NOIR Bar will shine, with craft beer on draft as well as locally sourced fresh ingredients for cocktails and food the guest will be able to feel and taste the difference.

Blanc & Noir will operate on the main premise of a Noir and/or Safe Haven, a motto that encompasses Noir Hospitality Managements source of distinct service and operation style. We believe that upon entering the building, every guest should feel welcomed and comfortable. The goal is to become a staple of East Downtown. Upon exiting, we strive to leave the guest with a sense of fulfillment.

With this motto at the base of our belief system, Noir Hospitality Management intends to stand apart from the competition with attention to guest satisfaction through a unique service driven experience curated for patron delight.

Business Plan

The Noir Hospitality Management Concept marketing strategy capitalizes on the unique opportunity to present a superior product and atmosphere that is in demand to an eager public. Promotional efforts such as Internet communications, media relations, and industry contacts will be at the forefront of the marketing scope.

These media contacts have created a thorough network in Houston's major newspaper, local magazines, and Internet commentators. All of which have been extremely supportive of past applications of quality-focused and driven establishments. The type of press given to the Noir Hospitality Management Concept by these contacts is invaluable in shaping public opinion and keeping the bar on the cutting edge of Houston's nightlife. Most importantly, this type of press is more effective in communicating a message and image than paid advertising, and it is free. These portals will also allow Noir Hospitality Management to be placed on multiple platforms within our Target Market Audience. The only requirement is that the Noir Hospitality Management Concept maintains an innovative status and keeps media informed through the various outlets of social media, press releases, and network contacts.

Finally, Mr. Ozuna's business contacts as a local bar and restaurant innovator have formed crucial relationships with key industry personnel as well as other key figures. Cross-promotional opportunities with businesses within and outside of the industry are endless and require only capable networking and the ability to demonstrate utility to both parties. Again, these promotions are virtually free and often very profitable. Combining exposure and profitability is always a recipe for success.

The solitary promotional device requiring significant funding will be the Noir Hospitality Management website/social media presence. These sites will exclusively provide information about the bar, events, menus, contact information, and other pertinent operational information. As these sites will often be the first exposure, many guests will have to our concept, it is important that it be presented in a professional and visually appealing manner.

The Company's Products and/or Services

Product / Service	Description	Current Market
Blanc	Coffee, pastries, breakfast, wine & craft beer	Direct to consumer market
NOIR	Upscale lounge driven by specialty cocktails, craft beer selection and a shareable tapas style food tasting menu.	Direct to consumer market

Competition

A competitive analysis of relevant establishments throughout the Houston area was conducted to analyze the competitive advantages and disadvantages of the Noir Hospitality Management concepts. While Houston is home to many different concepts, three major competitive categories seem to come to mind; (area competition, breakfast concepts, and common market demographic venues) a few emerged under which primary competitors were selected as representatives of each. These groups and subsequent establishments allowed for standards of comparison useful in refining the concept, identifying the market niche, and projecting sales figures.

Area Competition:

East End Hardware 3005 Leeland St. Houston TX. 77003
Around The Corner 1510 Hutchins St. Houston TX. 77003
Nancy's Hustle 2704 Polk St. Houston TX. 77003
Pitch 25 2120 Walker St. Houston, TX. 77003

Breakfast Concepts:

Brothers Taco House 1604 Emancipation Ave Houston, TX. 77003
The Breakfast Club 3711 Travis St. Houston, TX. 77002
Snooze an AM Eatery 3217 Montrose Blvd. Houston, TX. 77006

Common Market Demographic Venues:

Tout Suite 2001 Commerce St. Houston, TX. 77002
Leeland House 2119 Leeland St. Houston TX. 77002
Miss Carousel/Vinny's 1201 St. Emmanuel Houston TX. 77002

Each of these establishments possess a market share that is valuable to the Noir Hospitality Management Concept. However, as discussed previously none of them are capable of conjuring a similar product, and few if any target multiple time periods effectively. Three establishments were chosen from this list to demonstrate the competitive advantages and disadvantages of the Noir Hospitality Management Concept.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

The Company's customer base is the local population with a lack of options.

Supply Chain

The Company utilizes third party vendors to supply various goods and services necessary for the business and affairs of the Company.

Wolf Express Liquor - Alcohol & bar supplies
Silver Eagle - Beer
Houston Distributing - BeerSysco - food & restaurant supplies
Ben E. Keith - Food supplies
Cavo - Coffee supplies

Intellectual Property

The Company has no registered intellectual property rights, such as patents, copyrights or trademarks, or any applications therefor.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	7%	$7,000	7%	$52,500
Renovation	48%	$48,000	48%	$360,000
Operations	20%	$20,000	20%	$150,000
Security Funds	10%	$10,000	10%	$75,000
Other	15%	$15,000	15%	$112,500
Total	**100%**	**$100,000**	**100%**	**$750,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

Renovation Budget:

All efforts have been made to create a startup budget that conserves funds as much as possible while providing an alluring environment for guests and efficient workspace for employees. Reducing initial costs without compromising business success is vital to making any bar concept profitable. Our initial proposal requires a total of $335,520. This startup fund will be allocated to three crucial categories: building renovations, operating infrastructure, and security funding.

Building Cost Total $200,400
Operating Structure Cost Total $130,400
Security Funds Total $25,000
Startup Total $355,800

Building Cost Breakdown

Rent/Utilities $19,500
Bar $31,500
Plumbing/HVAC $30,000
Back of House Build-Out $24,000
Front of House Build-Out $28,000
General Contractor $15,080
Exterior (Patio & Windows) $27,320
Kitchen Build-Out $25,000
Total Build Out Cost $200,400

Construction modifications will be made to convert the space into the nostalgic inviting environment described previously. By capitalizing on the striking but understated elements of the building, we can save money and create an environment that will be both genuine and authentic. Key attributes highlighted outside include shared patio space,

downtown views, and original building elements and decor. The side of the building facing McKinney Street will be the primary entrance of the coffee shop. After hours the coffee shop will also serve as one of the entrances to the speakeasy.

The entire south wall of the bar will be floor to ceiling windows, allowing guests to have a comfortable view of their urban surroundings all while enjoying the vibe and carefully curated interior. All efforts of capitalizing on street traffic marketing while enhancing guest pleasure and appeal have been thoughtfully chosen to maximize success.

Execution of this build out will be monitored directly by Nicholas Ozuna, whose experience in construction, bar build out, and overall understanding of the concept is necessary to a successful concept execution. Mr. Ozuna will serve as the project's point of contact with the general contractor and will be onsite throughout the build out process until the opening. The entire renovation is estimated to take between three to four months.

Operating Budget:

The operating structure for our concept is vital to facilitating quality focused cocktails and food offerings in a time-sensitive and efficient manner. Amid these concerns, our $100,400 budget was carefully calculated to minimize cost as much as possible.

Equipment $65,000
Stock / Inventory $10,000
Licensing / Permits $10,000
Office / POS $8,000
Entertainment / Website $7,400
Labor $30,000
Operating Structure Cost Total $130,400

The most significant cost for any bar's operating structure is equipment. Between coolers, wells, ice machines, dishwashers, oven, and other items prices can easily escalate. These estimates are high because we have priced all of our equipment at or near retail pricing. In some situations, including the ice machine, we will be forced to buy new equipment, but other opportunities constantly arise where cheaper alternatives become available. Auctions and private sales will provide opportunities where we can purchase used equipment that is just as aesthetically pleasing and reliable as new.

The remaining categories are rather straightforward. Our stock and inventory levels are extremely accurate and based on specific figures obtained from previous operations under the direct leadership of partner Mr. Ozuna. Licensing and permits are unavoidable costs. A Point of Sales system or similar register system will be acquired with administrative supplies. Televisions (if applicable), music equipment, and a website will be purchased for the bar as well.

Security Funds:

$25,000 in security funds is also vital to the concept. To protect investments, these funds will supplement any declines in sales that are not predicted. Additionally, our first-year forecasts predict a loss in the first months, which is vital to training and adjustment. After this period, promotional procedures will be enacted, and the concept will be more populated than the initial opening service.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Managers & Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Ulysses Grant, IV	Managing Member, Owner, Investment Coordinator	Noir (2019-Present); Owner and Investment Coordinator; Responsible for investor relations, fundraising, and acting as treasurer.	B.S. from the University of Arkansas (2006) and M.S. from

		Senior Consultant @ Incycle Software Platform Engineer @ AvidXchange (2020 – 2022) • Software/Infrastructure development • Contribute to the design element of the Azure platform and assist software development teams bring apps to production via Agile DevOps model. • Utilize Infrastructure as code tools such as Terraform to build and provision environments • Troubleshoot various Azure DevOps pipeline issues related to infrastructure, function apps, api's, etc • Drive forensic troubleshooting and analysis of automation and platform consistency issues • Evangelize Agile and DevOps practices/methodologies to delivery teams • Provide subject matter expertise for all aspects of AvidXchange technology stack • Help software devs regarding any technical issues for creating builds, releases, and deployment issues. • Run automation smoke tests, unit tests, and integration tests in build using CI/CD release and multi-stage pipelines • Automate static analysis of source code for security risks, maintainability, and bugs.	Virginia Tech (2016)
Ishme Allah	Managing Member, Owner, and Real Estate Manager	Noir (2019-Present); Owner and Real Estate Manager; Realtor; Responsible for handling real estate negotiations, especially commercial leases. Village Property Advisors; Licensed Realtor (2009 – Present) • Advertised properties for sale via Internet and publications. • Showed properties to prospective buyers and explained about features and costs. • Provided suggestions to clients on home renovations, market trends and mortgages. • Mediated between seller and buyer to negotiate property price. • Prepared purchase documents and closing documents for clients. • Interviewed clients to obtain their house requirements and budget.	BBA Sam Houston State University (2006)

		• Presented properties to clients with fair market pricing. • Coordinated with Home Inspector, Loan Officer and other professionals to close sales.	
Nicholas Ozuna	Managing Member, Owner and Operator	Noir (2019-Present); Owner and Operator who is responsible for build out, licensing, permitting, concept design and daily operations E2E Consulting (2018 – Present); Hospitality Consultant; Responsible for design and operations. licensing, permitting, concept design and daily operations. Mr. Ozuna has successfully opened and operated multiple various bars and restaurants with exquisite cuisine, wine, cocktails, and Neighborhood Hospitality (2010 – 2018); Hospitality Consultant • Open & operate multiple bars • Create customer driven staff training program • Work with staff to create cocktail program • Worked with non-profits in order to raise awareness, funds & donations for Toys for Tots, HISD Homeless Children's Fund, & BARC Animal shelter • Worked with award winning Chefs in the creation of specialized food menus	BS -Business Administration- Human Resources, University of Houston Downtown (2004)
William Felix III	Managing Member, Owner, and Marketing Manager	Noir (2019-Present); Owner and Marketing Manager; Responsible for marketing and business planning. Ecolab (2021 – Present); Vice President – Corporate Accounts • Coach and develop high caliber Sales Professionals to meet and exceed growth targets • Develop strategies to win by collaborating with internal partners in alignment with customer needs • Drive engagement and motivate the team to deliver highest level of performance, sales, and growth • Manage $500M P&L	BS of Psychology from the University of Louisiana – Lafayette (2006) and an MBA from Marketing & Entrepreneurship, Southern University and A&M College, (2009)

		Shell Oil (2018-2021); Commercial Sales Manager - Promoted to execute business development/sales strategy & end-to-end solutions through strategic partnerships - Converted a standard product to a premium one, yielding an annual profit margin of 12% YOY - Earned 2018 VP Excellence Award and 2018 & 2019 GM Award as a result of displacing the competition - Serve on America's Leadership Team to drive competitive & sustainable growth in commercial & military aviation - Collaborated with distribution partners to deliver top-line growth, capture new business, and retain current business Shell Oil (2015-2018); North America OEM Manager - Promoted to manage lubricant operations for 6 major automobile manufacturers. including 4 global operations - Increased gross profit by $2MM YOY from 2014 to 2015, and increased profit by $4MM in 2016 - Turned around business from performing at a negative margin to performing at record profit - Developed and fostered relationships with key stakeholders to ensure alignment and illustrate added value - Built detailed account plans with customers: product portfolio, marketing/promotions, key performance indicators - Oversaw end-to-end product launches: development of business cases, testing, forecasts, and performance - Served as facilitator & keynote speaker to trade associations including NAMAD, NADA, CMDA, and CBC	

Biographical Information

<u>Ulysses Grant, IV</u>

Ulysses' contributions to the business involve Investor Relations/fundraising in addition to acting as treasurer. Please find his bio and experience below: Ulysses Grant, IV is currently a Senior Consultant at Incycle Software, previously a Platform Engineer at FinTech unicorn, AvidXchange, and previously employed by Chevron leading multiple major capital infrastructure projects globally. With several years of experience in the Supply and Trading sector for Fortune 100 companies, Ulysses has the ability to develop technology to leverage investments and reliably forecast future earnings ensuring profitability. Thinking "outside of the box", accurate forecasting, efficient project management, and paying meticulous attention to detail have proven to be instrumental in Ulysses receiving a multitude of innovation awards from C-level executives throughout the organization. Ulysses obtained a B.S. from the University of Arkansas and M.S. from Virginia Tech. Also, as a foodie and sports enthusiast, in his spare time enjoys traveling globally to experience new cultures, reading, and mentoring early-career professionals and students.

<u>Ishme Allah</u>

Ishme was added as a partner to this project due to his 14 years of experience as a Realtor handling real estate negotiations, especially commercial leases. The current owner of Creative Realty & Development that seeks out land development opportunities to connect available land parcels with end use developers. Ishme also has 7+ years of management experience with one of America's largest retailers, Walgreens Co., which will help with the daily operation of the business including hiring, training and onboarding of new employees where necessary.

However, his primary function will be to represent the group in all lease or purchase agreements, coordinate construction execution while managing the needs of all parties involved in the build out and finishes of the space.

<u>Nicholas Ozuna</u>

Mr. Ozuna will act as directive lead for Noir Hospitality Management, LLC, with special regards to build out, licensing, permitting, concept design and daily operations. Mr. Ozuna has successfully opened and operated multiple various bars and restaurants with exquisite cuisine, wine, cocktails, and specialty coffee. Driven by customer relations, Mr. Ozuna has established himself as a staple in the hospitality and entertainment industry for more than 20 years. He most recently helped open Trez Art & Wine Bar located in the Washington Corridor, BAR 5015, Down the Street, 13 Celsius, just to name a few. With a knack for creativity and innovation, Mr. Ozuna has created award winning beverage and food programs and implemented top notch hospitality training programs. A natural leader, Mr. Ozuna is passionate about transferring his knowledge and skills to ensure businesses are successful by meeting sales goals, along with a positive work culture.

<u>William Felix III</u>

William will handle all the marketing and business planning for the group.

In 2009, Will began his career at Shell Oil in the Shell Trading organization. Will has held numerous roles within Shell over the last 12.5 years, including Marketing Strategy, Project Management, Key Accounts, and NA Sales Manager. Currently serving as a VP at Ecolab, Will is responsible for sales in North America. Will is also the founder and owner of Overtime Sports Management Group LLC & WillPower Sports Marketing LLC. Overtime Sports Management Group has over a dozen clients on NFL rosters, and it has negotiated over $100M in contracts and product endorsement deals for its athletes since launching the business in 2010. Will has experience working directly with the Houston Rockets to market and brand their players while leveraging his global partnerships.

Prior to both entering Corporate America and starting his own firms, Will held a role as a Marketing Manager at Fortune 500 company Cox Communications while finishing up his MBA. Will attended the University of Louisiana – Lafayette where he ran track and played football. Will has a BS in Psychology from the University of Louisiana - Lafayette and an MBA from Southern University – Baton Rouge.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company is authorized to issue membership interests (the "**Membership Interests**").

Outstanding Membership Interests

As of the date of this Form C, the Company's outstanding membership interests consists of:

Type	Membership Interests
Amount Outstanding	100%
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Membership Interests which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Company has no outstanding securities.

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Loan
Creditor	Quest Trust Company
Amount Outstanding	$20,809
Interest Rate and Amortization Schedule	Monthly payment of $495.05 for period September 2020 to August 2025
Description of Collateral	Equipment, fixtures, inventory and accounts receivable.
Other Material Terms	n/a
Maturity Date	August 2025
Date Entered Into	September 3, 2020

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Ulysses Grant, IV	Membership Interests	25%
Ishme Allah	Membership Interests	25%
Nicholas Ozuna	Membership Interests	25%
William Felix, III	Membership Interests	25%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of September 30, 2022 the Company had an aggregate of $132,000 in cash and cash equivalents, leaving the Company with approximately 12 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

There have been no material changes to the Form C.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Membership Interests	N/A	100%	General Working Capital	May 16, 2019	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: On May 16, 2019, Ulysses Grant, IV, Ishme Allah, Nicholas Ozuna, and William Felix, III were each granted 25% of the Company's Membership Interests.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://blancnoirhtx.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Ulysses Grant, IV Ulysses Grant IV
(Signature)

Ulysses Grant, IV
(Name)

Managing Member
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ulysses Grant, IV Ulysses Grant IV
(Signature)

Ulysses Grant, IV
(Name)

Managing Member
(Title)

October 21, 2022
(Date)

/s/ Ishme Allah
(Signature)

Ishme Allah
(Name)

Managing Member
(Title)

October 21, 2022
(Date)

/s/ Nicholas Ozuna
_____
(Signature)

Nicholas Ozuna
_____
(Name)

Managing Member
_____
(Title)

October 21, 2022
_____
(Date)

/s/ William Felix, III   _William Felix III_
_____
(Signature)

William Felix, III
_____
(Name)

Managing Member
_____
(Title)

October 21, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Noir Hospitality & Management, LLC.

FINANCIAL STATEMENTS (UNAUDITED)

For the period ended December 31, 2020 and December 31, 2021

Table of Contents



VICTOR MOKUOLU, CPA PLLC
Accounting | Advisory | Assurance & Audit | Tax

Independent Accountant's Review Report

To the Owners,
Noir Hospitality and Management LLC

We have reviewed the accompanying financial statements of Noir Hospitality and Management, LLC ("the Company"), which comprise the balance sheets as of December 31, 2020 and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to owners' financial data and making inquiries of company management (owners). A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Owners are responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Noir Hospitality and Management, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Victor Mokuolu, CPA PLLC
_____

Houston, Texas

July 8, 2022

Balance Sheet (Unaudited)
As of:

	December 31, 2021	December 31, 2020
ASSETS		
Cash and Cash Equivalents	0	8,097
Refundable Deposit	10,251	10,251
Total assets	**10,251**	**18,348**
LIABILITIES AND NET ASSETS		
Liabilities:		
Accounts Payable	69,965	0
Payable under leases	0	0
Deferred Rent	52,875	6,375
Total short-term liabilities	**122,840**	**6,375**
Loan Payable	20,809	37,050
Total long-term liabilities	**20,809**	**37,050**
Total liabilities	**143,649**	**43,425**
Owners' Equity		
Accumulated deficit	(232,825)	(25,223)
Equity by Owners	99,427	146
Total owners' equity	**(133,398)**	**(25,077)**
Total liabilities and owners' equity	**10,251**	**18,348**

Statements of Operations (Unaudited)
For the years ended

	December 31, 2021	December 31, 2020
REVENUES		
Service Revenue	-	-
Total Revenues	**-**	**-**
Cost of revenue	**-**	**-**
Gross Profit	**-**	**-**
OPERATING EXPENSES		
General & Administrative Expenses	13,605	156
Professional Fees	100,993	8,370
Lease - Monthly Rent	76,500	6,375
Lease Expenses	6,975	10,251
Interest Expense	9,295	-
Total expenses	**207,602**	**25,153**
Net profit (loss) from operations	**(207,602)**	**(25,153)**

Statement of Changes in Owners' Equity (Unaudited)
For the years ended

	Owners' equity		Accumulated deficit		Total
Balance, January 1, 2020	300		(70)		230
Owner contributions	(154)				(154)
Net loss			(25,153)		(25,153)
Balance, December 31, 2020	146	-	(25,223)	-	(25,077)
Balance, January 1, 2021	146		(25,223)		(25,077)
Owner contributions	99,281		-		99,281
Net loss	-		(207,602)		(207,602)
Balance, December 31, 2021	99,427		(232,825)		(133,398)

Statements of Cash Flows (Unaudited)
For the years ended

		December 31, 2021		December 31, 2020
Cash flows from operating activities:				
Net income (loss)	$	(207,602)	$	(25,153)
Adjustments to reconcile net loss to				
net cash provided by (used in) operating activities:				
(Increase) decrease in operating assets:				
Prepaid Expenses		-		-
Refundable Deposit		-		(10,251)
Leasehold Expenditure		-		-
Increase (decrease) in operating liabilities:				
Accounts Payable		69,965		-
Lease Liability		-		-
Deferred rent		46,500		6,375
Net cash provided by (used in) operating activities		(91,137)		(29,029)
Cash flows from investing activities:				
Net cash provided by (used in) investing activities		-		-
Cash flows from financing activities:				
Proceeds from loans		(16,241)		37,050
Proceeds from owners		99,281		(154)
Net cash provided by (used in) financing activities		83,040		36,896
Net increase (decrease) in cash		(8,097)		7,867
Cash:				
Beginning of year		8,097		230
End of year	$	0	$	8,097

Note 1 – Organization and Description of Business

Noir Hospitality and Management LLC ("the Company") was incorporated as a multi-member LLC in the State of Texas on May 16, 2019. The Company is an operator of a multi-use facility consisting of (a) full-service high-end bar serving beer, wine and other alcoholic beverages, and (b) coffee shop and juice bar.

The company is owned equally and managed by Ulysses Grant (25%), William Felix (25%), Ishme Allah (25%), Nicholas Ozuna (25%).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience, known or expected trends and various other assumptions that are believed to be reasonable given the quality of information available as of the date of these financial statements. The results of these assumptions provide the basis for making estimates about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

Fair Value of Financial Instruments

The Company's balance sheet includes certain financial instruments. The carrying amounts of current assets and current liabilities approximate their fair value.

ASC 820, *Fair Value Measurements and Disclosures* defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (i) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (ii) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

- Level 1 inputs are quoted (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include cash and cash equivalents, accounts payable and accrued liabilities.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash balances with a high-credit-quality financial institution.

Income Taxes

The company is incorporated as a multi-member LLC. This is classified as a partnership for federal income tax purposes, not subject to income taxes at the entity level.

The Company is subject to tax filing requirements as a Partnership and will file Form 1065. The Company will also furnish Schedule K-1 to each of the partners (owners). And each of the owners are subject to income taxes based on their individual pro-rata share of partnership income as listed on the Schedule K-1.

Recent Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NOTE 3 – DEBT

During the period presented, the Company received several loans. Those loans carry interest rates ranging from 1% to 7%. Total interest expense recognized for the period ended December 31, 2021, and December 31, 2020 was $9,529 and $0 respectively

As of December 31, 2021 the only loan outstanding is as follows:

Lender	Loan Amount (s)	Terms	Principal Outstanding
Quest Trust Company	$25,000	Monthly payment of $495.05 for period September 2020 to August 2025	$20,809* *See accompanying financial statements

NOTE 4 – EQUITY AND OWNERSHIP

Under the Company's operating agreement dated, May 16, 2019, the owners and ownership percentages are as follows:

Owner	Ownership Percentage*
Ulysses Grant	25%
William Felix	25%
Ishme Allah	25%
Nicholas Ozuna	25%

*There were no changes to the ownership percentages for the period of these financial statements.

NOTE 5 – CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions. As of December 31, 2021 and December 31, 2020 respectively the Company, cash balance was $0 and $8,097 lower than the $250,000 per depositor limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company is not involved in any legal matters, nor does it have any pending litigations against it.

Lease arrangements

The Company entered into a lease effective November 1, 2020 for an empty warehouse at 3100 McKinney, Houston, Texas containing approximately 4,000 square feet in area. This lease is a five-year term lease, renewable for one (1) year each time.

The Company will perform a build-out of the warehouse for intended use. As an incentive to complete the build-out, the lease agreement includes a Rent-Free Period for the first nine (9) months of the lease where monthly minimum guaranteed rental amount is $0. Subsequently, the monthly minimum guaranteed rental amount is $7,500, and Common area maintenance charge minimum is $2,001 per month.

For the period ended December 31, 2021 and December 31, 2020, the Company recognized $76,500 and $6,375 respectively in monthly lease expenses based on straight line rent in accordance with ASC 840 – Leases.

Deferred rent consists of the excess of the rental expenses on a straight-line basis over the payments required by the lease and is included on the Balance Sheet.

At the execution of this lease the Company paid a security deposit of $10,251. The security deposit is being held in escrow. Upon the termination of the lease, the security deposit will be returned to the Company within thirty (30) days subject to the terms of lease.

Leasehold improvement agreements

The Company entered into separate arrangements with Professional firms to design the buildout of the facility. For the period ended December 31, 2021 and December 31, 2020, the company incurred expenses, $100,993 and $8,370 respectively related primarily to engineering and design of the buildout and secondarily to accounting fees.

NOTE 7 – SUBSEQUENT EVENTS

In accordance with FASB ASC 855-10, Subsequent Events, the Company has analyzed its operations subsequent to December 31, 2021 to the date these financial statements were issued and has determined that it does not have any material subsequent events to disclose in these consolidated financial statements.

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOIR HOSPITALITY & MANAGEMENT, LLC

CROWD REVENUE NOTE PURCHASE AGREEMENT
SERIES 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd Revenue Note holders, "**Investors**") of $[________] (the "**Principal**") on or about [Date of Agreement], NOIR HOSPITALITY & MANAGEMENT, LLC, a Texas limited liability company (the "**Company**"), hereby issues to the Investor certain Notes (as defined below), subject to the terms set forth below. This Crowd Revenue Note Purchase Agreement (the "**Agreement**") and the Notes issued by the Issuer hereunder are being offered by the Issuer to prospective investors pursuant to the terms of that certain public offering (the "***Offering***") effected through OpenDeal Portal LLC, a Delaware limited liability company, and a registered funding portal and member of FINRA/SIPC ("***Republic***"), available at https://republic.co and each subdomain thereof (the "***Portal***"), in which the Issuer proposes to raise a minimum aggregate amount of a minimum aggregate amount of $100,000 (the "**Minimum Offering Amount**") but not more than a maximum aggregate amount of $750,000 (the "**Maximum Offering Amount**").

Certain Defined Terms

"**Investment Multiple**" means 1.6x. If the Company is prepaying the Total Payment within 54 months prior to the Maturity Date, the Investment Multiple means 1.55x and if within 48 months prior to the Maturity Date, the Investment Multiple means 1.5x.

"**Maturity Date**" means the close of the 60th month following the close of the twelve months after the first full calendar month after the Closing Date.

"**Revenue Sharing Percentage**" means 10% of each month's Monthly Revenue, if the Offering Amount amounts up to and includes $500,000.00. If the Offering Amount amounts up to any amount from $500,000.01 to $750,000.00, Revenue Share Percentage means 15% of each month's Monthly Revenue.

In consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto agree as follows:

1. **Purchase and Sale and Issuance of the Note**
   a. Subject to the terms and conditions of this Agreement, the Issuer agrees to issue, sell and deliver to each Investor and each Investor agrees to purchase from the Issuer a note in the amount of the applicable Principal on the Closing Date and in the form attached hereto as Exhibit A (each, a "**Note**" and collectively, the "**Notes**").

b.   The Notes may be repaid or prepaid in accordance with the provisions of <u>Section 2</u>, but once repaid or prepaid may not be reborrowed.

2. **Note Repayment**

a.   In consideration for the proceeds of the Notes and subject to the terms and conditions of this Agreement, the Issuer agrees to commence the payment of Monthly Payments to the Paying Agent (for the benefit of the Investors) in arrears by the 5th business day after the close of each month, commencing with first full month ending after the 12 month anniversary of the Closing Date in which the Issuer is open for business for the entirety of the month until the Issuer has paid 100% of the Total Payment to the Paying Agent (for the benefit of the Investors). Notwithstanding the foregoing, in the event that the Issuer is not open for business within 6 months following the Expected Opening Date, the Issuer agrees to commence the monthly prepayment of 1% of the Offering Amount, in arrears by the 5th business day after the close of each month, starting with the 6th month following the Expected Opening Date, until the Issuer is open for business and commences to make Monthly Payments. In the event the Issuer's board of directors or equivalent believes there is no commercially reasonable method to process the first Monthly Payment due, Monthly Payments may be delayed up to ninety (90) days without interest or penalty, provided the Issuer undertakes a good faith effort to secure assistance with facilitating the payments from qualified third parties.

b.   If the amount of a scheduled Monthly Payment exceeds the unpaid balance of the Total Payment, the Issuer shall pay to the Paying Agent (for the benefit of the Investors) an amount equal to the unpaid balance of the Total Payment only. The Issuer shall not be obligated to pay any amount to the Investors in excess of the Total Payment other than in connection with <u>Section 22.h.</u>

c.   If the Monthly Revenue for any month is equal to or less than zero, no Monthly Payment will be due to the Investors for such month, except as otherwise provided in the last sentence of <u>Section 2(a)</u>.

d.   The Issuer may, without penalty, prepay the Notes in whole or in part by making a prepayment to the Paying Agent (for the benefit of the Investors) in an amount of at least $5,000 without the prior consent of Republic. Each Investor is entitled to receive its proportionate share of each such prepayment at the time of the next monthly payment (or the Maturity Date, if no payment is scheduled before the Maturity Date).

e.   For each tax year of the Issuer, in the event Republic determines that the aggregate payments made by the Issuer under this Agreement during such year is less than the amount that should have been paid based on the Issuer's revenues reported in its federal tax return for such year, the Issuer will pay a true-up amount as necessary to the Paying Agent (for the benefit of the Investors), and each Investor will receive its proportionate share of such payment.

f.   The Issuer and each Investor hereby authorize each of Republic and Republic Investment Services to maintain records in which it may record, among other things, the Closing Date, the date and amount of any Monthly Payments or other payments made to the Investors, and the unpaid balance of the Notes, if any, on the Maturity Date. Absent manifest error, such records shall be conclusive evidence of amounts paid and payable under this Agreement and be binding upon the Issuer and the Investors.

g.   If, on the Maturity Date, the Investors have not received an aggregate amount of Monthly Payments and prepayments under this Agreement equal to the Total Payment, the Issuer shall, within 10 business days after the Maturity Date, pay to the Paying Agent (for the benefit of the Investors) an amount equal to the unpaid balance of the Total Payment.

h.   If the Issuer's payment of any payment due hereunder is more than 10 business days late, the Issuer shall pay a late fee in an amount equal to 5.0% of such outstanding payment, to the extent permitted by applicable law. Each such fee shall be due and payable at the time of the next monthly payment (or the Maturity Date if no payment is scheduled before the Maturity Date).

i.   Any payment received after 7:00 P.M. (U.S. Eastern Time) on a banking day by the Paying Agent is deemed received on the next banking day.

j.   All payments under this Agreement or with respect to the Notes shall be applied first, toward payment of fees, expenses and other amounts due hereunder (excluding Monthly Payments), and second, toward the Total Payment; *provided* that after an Event of Default, payments will be applied to the Issuer's obligations as Republic Investment Services determines in its sole discretion.

k.   Each Investor acknowledges and agrees that the Paying Agent is authorized to distribute to each Investor such Investor's proportionate share (in accordance with such Investor's Investor Proportion) of all payments made by the Issuer to the Paying Agent (for the benefit of the Investors).

l. The Issuer may elect to prepay the Total Payment at any time without penalty; provided, however, that such prepayment may result in an adjustment to the Investment Multiple and a corresponding adjustment to the amount of the Total Payment.

3. **Defined Terms**

   a. "**Closing Confirmation Notice**" means the notice to be provided to the Investors on or reasonably promptly after the Closing Date confirming that the proceeds of the Notes have been released from escrow to the Issuer.

   b. "**Closing Date**" means the date on which Republic or Republic Investment Services instructs the Escrow Agent to release the Offering Amount from escrow to the Issuer, as specified in the Closing Confirmation Notice.

   c. "**Escrow Agent**" means a qualified third party as designated by Republic.

   d. "**Event of Default**" has the meaning set forth in <u>Section l</u>.

   e. "**Expected Opening Date**" shall have the meaning set forth on the Issuer's subdomain on the Portal, as may be updated from time to time up to 5 business days prior to the Offering Deadline.

   f. "**Investment Multiple**" is defined in the preamble.

   g. "**Investor Proportion**" means, for each Investor, a fraction, the numerator of which is such Investor's Principal, and the denominator of which is the Offering Amount.

   h. "**Majority Consent**" means the affirmative vote of Investors holding, in the aggregate, in excess of 50% of the Offering Amount represented by voting Investors. Any Investor that does not respond within 15 days of receipt of a written request for an Investor vote shall be deemed to have forfeited such Investor's right to vote on such action and the Offering Amount held by such Investor shall be ignored for purposes of determining the existence of a Majority Consent.

   i. "**Maturity Date**" is defined in the preamble.

   j. "**Monthly Payment**" means, for each applicable month, the payment by the Issuer to the Paying Agent (for the benefit of the Investors) in an amount equal to the Monthly Revenue for such month multiplied by the Revenue Sharing Percentage. Each Investor is entitled to a monthly payment in an amount equal to such Monthly Payment multiplied by the Investor Proportion.

   k. "**Monthly Revenue**" means, with respect to each calendar month, the gross revenue of the Issuer calculated on a cash basis during such calendar month, excluding, for the avoidance of doubt, any taxes, tips (as applicable) or any revenue attributable to rebates, discounts or refunds received in cash by the Issuer with respect to any prior expenses incurred by the Issuer.

   l. "**Note**" has the meaning set forth in <u>Section 1</u>.

   m. "**Notice of Acceptance**" means a written confirmation from the Issuer instructing Republic to close the Offering in an amount equal to the Offering Amount.

   n. "**Offering Amount**" means the sum of the Principals of all Investors including any securities commission paid to Republic, which shall be specified in the Notice of Acceptance, which shall not be less than the Minimum Offering Amount or exceed the Maximum Offering Amount.

   o. "**Offering Deadline**" means 11:59 P.M. (U.S. Pacific Time) on March 31, 2023 or as updated pursuant to <u>Section 5</u>.

   p. "**Offering Materials**" means, collectively, all information and materials made available to the Investors on the Portal, with respect to this Offering.

   q. "**Paying Agent**" means the party identified by Republic Services LLC.

   r. "**Principal**" means, for each Investor, the amount set forth in the Note.

   s. "**Revenue Share Percentage**" is defined in the preamble.

   t. "**Republic Agreement**" means, for each Investor, the terms found at the page associated with the Company and its Offering Materials found at <u>https://republic.co</u> entered into on or prior to the date hereof between Republic and such Investor governing such Investor's use of Republic's services available at the Portal and appointing Republic and Republic Investment Services (as applicable) as such Investor's authorized agent for the purposes of this Agreement, as may be amended or supplemented.

   u. "**Republic Investment Services**" means Republic Investment Services LLC, a Delaware limited liability company.

   v. "**SEC**" means the Securities and Exchange Commission.

   w. "**Securities Act**" means the Securities Act of 1933, including all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such statute.

   x. "**Security Agreement**" means the Security Agreement entered into between Republic Investment Services, on behalf of any and all Investors, and the Company.

y. "**Successful Offering**" means Republic's receipt of counterpart signature pages to this Agreement executed and delivered by the Investors providing for the purchase of Notes in an aggregate amount equal to at least the Minimum Offering Amount.

z. "**Total Payment**" means (a) the Offering Amount <u>multiplied by</u> (b) the Investment Multiple.

aa. "**Trigger Event**" means an event or series of events by which (a) the persons who hold the voting interests in the Issuer on the Closing Date cease to own and control at least 51% of the voting interests in the Issuer on a fully diluted basis, (b) the Issuer merges, consolidates or enters into any similar combination with any other entity (without the Issuer being the continuing or surviving entity), (c) the Issuer disposes all or substantially all of its assets to any other entity, (d) the Issuer ceases operations for more than thirty (30) days (or notifies Republic or Republic Investment Services of its intent to do so), or (e) the Issuer liquidates, winds up or dissolves itself (or suffers any liquidation, windup or dissolution). For the avoidance of doubt, "voting interests" exclude the Notes.

4. Conditions Precedent to Purchase of the Notes.

The obligation of each Investor to purchase its Note on the Closing Date is subject to satisfaction of the following conditions:

a. A Successful Offering has occurred prior to the Offering Deadline;

b. The applicable Principal shall have actually been received by the Escrow Agent from each Investor;

c. The Offering Amount shall have actually been received by the Escrow Agent from the Investors;

d. Republic shall have received this Agreement, duly executed and delivered by the Issuer (or its agent or designee, on its behalf);

e. Republic shall have received such other agreements, instruments, documents and evidence that Republic deems necessary in its sole discretion in connection with this Offering; and

f. The representations and warranties of the Issuer contained in this Agreement shall be true and correct in all material respects as of the Closing Date.

5. Certain Acknowledgements

Each of the Issuer and the Investors hereby acknowledges and agrees that:

a. Prior to delivering the Notice of Acceptance, the Issuer has no obligation to enter into this Agreement.

b. Upon the execution and delivery hereof by each Investor and the Issuer's release of its signature following the Acceptance Event, this Agreement shall become binding. For the avoidance of doubt, the Issuer shall have no obligations hereunder if the Closing Date does not occur.

c. If the Successful Offering has not occurred prior to the Offering Deadline, the Issuer may extend the Offering Deadline with the consent of Republic by providing Investors 5 business days to reconfirm their Offer to Purchase in a manner prescribed by Republic. If the Issuer declines to extend the Offering Deadline, or if the Successful Offering has not occurred prior to the extended Offering Deadline, the applicable Principal shall be returned to each Investor and all obligations of the parties under this Agreement shall terminate.

d. If a Successful Offering has occurred prior to the Offering Deadline, the Issuer may deliver the Notice of Acceptance at any time on or after (but not prior to) the date of such Successful Offering and accelerate the Offering Deadline to an earlier date with the consent of Republic by providing the Investors at least 5 business days' notice in a manner prescribed by Republic; provided that the Offering Deadline is at least 21 days after the first day that the Offering is made available on the Portal.

6. Representations, Warranties, Acknowledgements and Covenants of the Issuer.

As of the Closing Date, the Issuer hereby represents and warrants to and, until the Issuer's obligations under this Agreement have been paid and satisfied in full, covenants with the Investors as follows:

a. The Issuer is duly organized, validly existing, and in good standing under the laws of the of its formation or incorporation with full power to enter into this Agreement and execute all documents required hereunder.

b. The information provided by the Issuer on the Portal, including the Offering Materials, is accurate in every material respect. Between the last date covered by any such information and the Closing Date, there has been no material adverse change in the financial condition or business of the Issuer. All information that has been and will be made available to Republic Investment Services or the Investors by the Issuer or any of its affiliates or representatives is and will be complete and correct in every material respect and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in any material respect.

c. The Issuer has properly completed and filed all required filings with the SEC, and all information provided by the Issuer therein is accurate in every material respect. Further, the Issuer shall comply with all reporting obligations required pursuant to the Securities Act or any other applicable federal and state laws.

d. The making, execution, delivery and performance of this Agreement by the Issuer has been duly authorized and approved by all requisite action of the Issuer, and this Agreement has been duly executed and delivered by the Issuer and constitutes a valid and binding obligation of the Issuer, enforceable in accordance with its terms.

e. There is no pending or threatened litigation, action, proceeding or investigation against or affecting the Issuer or any of its members that could result, either separately or in the aggregate, in any material adverse change in the financial condition or business of Issuer.

f. Neither the execution and delivery of this Agreement by the Issuer nor the Issuer's performance of its obligations hereunder will (i) cause the Issuer to become inadequately capitalized or preclude the Issuer from being able to obtain additional loans, (ii) result in a material violation or breach of, or constitute a material default under, or accelerate the performance required under, any of the terms or provisions of its governing documents or any material contract or instrument to which the Issuer is a party or is otherwise bound, or (iii) constitute a material violation of any law, ruling, regulation, order, injunction or settlement agreement to which the Issuer or any of its property or assets is subject.

g. The proceeds of the Notes shall be used solely for the purposes stated in the Offering Materials. The Issuer shall not engage in any line of business substantially different from the primary line of business carried on by it on the Closing Date and any business reasonably complementary or ancillary thereto.

h. The Issuer acknowledges that any legal counsel for an Investor is legal counsel solely for such Investor regarding the Offering and not for the Issuer, and the Issuer has had the opportunity to have its own legal counsel, accountant or any other advisor review this Agreement (and related materials) before signing.

i. The Issuer shall not incur, assume or suffer to exist any indebtedness except (i) unsecured indebtedness in an aggregate principal amount not to exceed $100,000 at any time outstanding or (ii) indebtedness incurred with the prior written consent of Republic Investment Services.

j. The Issuer shall not make any capital expenditure except for (i) capital expenditures in the ordinary course of business, in each case, not exceeding $100,000 individually or (ii) capital expenditures made with the prior written consent of Republic Investment Services.

k. The Issuer shall not declare or make any distribution of cash or other assets to any beneficial owners of the Issuer's equity securities or any affiliates, unless no Event of Default exists or would result therefrom.

7. Events of Default.

Each of the following shall constitute an "**Event of Default**":

a. The Issuer's failure to pay when due (subject to any grace period permitted under this Agreement) any amount payable by it hereunder and such failure continues for ten (10) business days.

b. The Issuer's failure to comply with any of its reporting obligations owed to Republic and such failure continues for ten (10) business days.

c. The Issuer's breach of any other covenants made by it hereunder and such breach continues for ten (10) business days.

d. Voluntary commencement by the Issuer of any proceedings to have itself adjudicated as bankrupt.

e. The entry of an order or decree under any bankruptcy law that adjudicates the Issuer as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

f. The entry of any final judgment against the Issuer for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within thirty (30) days after such entry.

g. The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Issuer, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within thirty (30) days after such issuance, entry or receipt.

h. Any representation or warranty made by the Issuer under this Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; *provided* that no Event of Default will occur under this Section 7(h) if the underlying issue is capable of being remedied and is remedied within thirty (30) days of the earlier of the Issuer becoming aware of the issue and being given written notice of the issue by Republic.

    i. The occurrence of a Trigger Event.

8. Remedies.

If any Event of Default occurs and Republic Investment Services provides written notice of acceleration of the Notes to the Issuer, the Issuer shall be provided thirty (30) days to cure such default (to the extent that such Event of Default is curable). If the default is not cured within such thirty (30)-day period (or is otherwise not curable), the unpaid balance of the Total Payment shall become immediately due and payable by the Issuer to the Investors, and Republic or Republic Investment Services (as applicable) may pursue any other action or remedy permitted by law. Notwithstanding anything to the contrary herein, (a) if the Issuer is actively and in good faith seeking to cure such Event of Default but is unable to do so within such 30-day period, Republic Investment Services may extend such 30-day period by such number of additional days as Republic Investment Services determines reasonably necessary to allow the Issuer to cure such Event of Default, and (b) as set forth in the Republic Agreement, Republic Services has the exclusive authority to enforce ALL remedies of the Investors under this Agreement.

9. Representations, Warranties, Acknowledgements and Covenants of the Investors.

Each Investor (with respect to itself only), as of the date such Investor executes this Agreement and as of the Closing Date, hereby represents and warrants to and, until the Issuer's obligations under this Agreement have been paid and satisfied in full, covenants with the Issuer and each member, manager, officer, and agent of the Issuer as follows:

    a. <u>Risk Factors</u>. The Investor has carefully read and fully understands the risks involved with purchasing a Note, including, without limitation, the risks identified in the Offering Materials. The Investor understands that there is no guarantee of any investment return. The Investor is aware that the purchase of a Note is a speculative investment inherently involving a degree of risk and that there is no guarantee that the Investor will realize any gain from the Offering. The Investor (i) acknowledges that there are restrictions on his or her ability to cancel an investment commitment and obtain a return of the investment at any time, (ii) understands that that it may be difficult to resell securities acquired in this crowdfunding offering, (iii) is able to be party to this Agreement until the Maturity Date, and (iv) is able to afford a complete loss of its Principal. The Investor acknowledges and accepts that part or all of the Principal may be lost with no further recourse to the Issuer or Republic.

    b. <u>Evaluation of Risk</u>. The Investor has the requisite knowledge to assess the relative merits and risks of the Offering, or has relied upon the advice of the Investor's professional advisers in regards to the Offering. The Investor acknowledges that the Issuer has made available sufficient opportunity to ask questions of and receive answers from the Issuer concerning the Offering through the Portal. The Investor further acknowledges that it has received to its satisfaction such information as requested by the Investor. The Investor is aware of and understands: (i) that no governmental authority has passed upon this Agreement or made any findings or determinations as to the fairness of the Notes; (ii) that there are substantial risks of loss of investment incidental to the Notes, including but not limited to those summarized in the Offering Materials; (iii) that no independent counsel has been engaged by the Issuer, Republic or Republic Investment Services to represent the Investor; and (iv) the limited transferability of this Agreement.

    c. <u>No Advice</u>. The Investor understands that nothing in this Agreement or any other materials presented to the Investor in connection with the Offering constitutes legal, tax, or investment advice. The Investor has consulted such legal, tax, and investment advisors, as it, in its sole discretion, has deemed necessary or appropriate in connection with this Agreement or the Notes.

    d. <u>Tax Laws</u>. No assurances are or have been made regarding any tax advantages which may inure to the benefit of the Investor, nor has any assurance been made that existing tax laws and regulations will not be modified in the future, thus denying to the Investor all or a portion of the tax benefits which may presently appear to be available under existing tax laws and regulations.

    e. <u>Own Account</u>. The Investor is purchasing a Note for its own account for investment only and with no intention of assigning its rights under this Agreement or making any arrangement or understanding with any other persons regarding participation in the Offering.

    f. <u>No Registration; No Resale</u>. The Investor understands that this Agreement has not been registered under the Securities Act by reason of the exemption under Section 4(a)(6) thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Agreement.

The Investor will not, directly or indirectly, offer, sell, pledge, transfer, or otherwise dispose of (or solicit any offers to buy, purchase, or otherwise acquire to take a pledge of) ("*Transfer*") its interests under this Agreement and the applicable Note during the one-year period beginning when this Agreement is issued, other than: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. The Issuer will not be required to permit or recognize any Transfer of this Agreement, the applicable Note or any interest herein at any particular time, or with the passage of time. The Issuer is under no obligation to register or to perfect any exemption for resale of this Agreement under the Securities Act or the securities laws of any state or any other jurisdiction.

g. Regulatory Transfer. The Investor represents that, to its knowledge as of the date the Investor executes this Agreement, the Investor is not aware of any laws, regulations or similar considerations that would prohibit its participation in this Agreement or the applicable Note. Notwithstanding anything to the contrary in this Agreement, to the extent that any laws, regulations or similar considerations applicable to the Investor do not permit the Investor to continue to hold interests in this Agreement or the applicable Note, the Investor understands and agrees that the Issuer may, with prior consent and cooperation of Republic, require the Investor to Transfer its interests under this Agreement and the applicable Note to the Issuer (such Transfer, a "Regulatory Transfer"), in an amount equal to the unpaid balance of the Principal or an amount otherwise required by the applicable law, regulation or similar consideration requiring such Regulatory Transfer. Each Investor agrees and consents that the Issuer may take any actions that may be necessary or advisable to effectuate the intent of this Section 9(g).

h. Complete Information. All information provided by the Investor to the Issuer in connection with the Offering, including status, financial position, and knowledge and experience of financial and business matters is correct and complete as of the date hereof, and in the event there is any change in such information before the Notes are issued by the Issuer, the Investor will immediately provide the Issuer with such information.

i. Investment Limitations; Ability to Bear Economic Risk. The Investor has reviewed, understands and is fully compliant with the annual investment limits under Section 4(a)(6) of the Securities Act as it applies to the Investor. The overall commitment of the Investor to investments that are not readily marketable is not excessive in view of the Investor's net worth, financial circumstances, and this Agreement will not cause such commitment to become excessive. The Investor is able to bear the economic risk of its investment in a Note.

j. Reliance by Issuer. The Investor understands that the Issuer is relying on the truth and accuracy of the representations, declarations and warranties made by the Investor in this Section 9 in offering a Note to the Investor and in relying upon applicable exemptions available under the Securities Act and applicable state securities laws.

k. Advice of Counsel. The Investor acknowledges that any legal counsel for the Issuer is legal counsel solely for the Issuer regarding the Offering and not for the Investor, and the Investor has had the opportunity to have its own legal counsel review this Agreement (and related materials) before signing this Agreement. The Investor further acknowledges that any accounting firm for the Issuer is the accounting firm solely for the Issuer and not for the Investor, and the Investor has had the opportunity to have its own accountant review this Agreement (and related materials) before signing.

l. Republic Agreement. The Investor has read, understands, and shall fully comply with its obligations under the Republic Agreement. The Investor shall not approach, contact or harass the Issuer in any way following the Closing Date to offer, discuss, or request any variation in the payment structure or payment process, or for any other reason related to the Offering. The Investor understands and agrees that its sole course of dispute resolution in connection with this Agreement is set forth in the Republic Agreement and any violation of its obligations may result in immediate suspension or termination of this Agreement and forfeiture of any or all rights under this Agreement.

m. Further Assurances. The Investor shall execute any further documents reasonably requested by the Issuer in connection with this Agreement.

n. State Alcohol Beverage Laws. Certain state laws and regulations with respect to sale of alcoholic beverages may restrict a person from having a financial interest in a retailer that sells alcoholic beverages. The Investor represents that, to the best of the Investor's knowledge, the Investor (and, as applicable, the Investor's spouse) does not have hold any financial interest in any entity that makes or distributes any alcoholic beverage that is sold in the applicable state. The Investor also acknowledges that, to the extent required by law, Republic,

Republic Investment Services or the Issuer may furnish information about the Investor to the applicable regulators.

10. Federal Income Tax Treatment.

The parties have determined that this Agreement shall be treated as a contingent payment debt instrument for U.S. federal income tax purposes as of the Closing Date. Except as otherwise required by law, the parties shall report all payments under this Agreement in a manner consistent with the treatment of this Agreement as a debt instrument on the parties' respective federal income tax returns.

11. Irrevocable Nature of Purchase of Note.

Each Investor hereby acknowledges and agrees that (a) starting from the Lock-In Period, the purchase of a Note by such Investor is irrevocable and such Investor is not entitled to cancel, terminate or revoke this Agreement or any of the representations, warranties, covenants or agreements made by such Investor in this Agreement, and (b) this Agreement and the representations, warranties, covenants and agreements made by such Investor in this Agreement shall survive the bankruptcy, death, incapacity, disability, adjudication of incompetence or insanity, liquidation or dissolution of such Investor.

12. No Ownership.

Nothing herein shall be construed as granting any Investor any right or authority to participate in the ownership, management or control of the Issuer.

13. Notices

All notices and other communications hereunder between the parties shall be sent via the Portal's message center available through each party's account with the Portal, in accordance with the Portal's policies. All communications sent by an Investor following the Closing Date shall be managed by and through the Portal, and each Investor understands and accepts the limitations on communications set forth in Section 9(l).

14. Independent Advice.

EACH INVESTOR IS HEREBY ADVISED TO OBTAIN INDEPENDENT LEGAL AND TAX COUNSEL WITH RESPECT TO ISSUES WHICH MAY ARISE IN CONNECTION WITH LEGAL MATTERS CONCERNING THE COMPANY OR THIS AGREEMENT OR THE NOTES.

15. Indemnification.
   a. Each Investor agrees to indemnify and hold harmless the Issuer, its officers, directors, employees, members, shareholders and affiliates, and any person acting on behalf of the Issuer, from and against any and all damage, loss, liability, cost and expense (including attorneys' fees) which any of them may incur by reason of the failure by such Investor to fulfill any of the terms or conditions of this Agreement, or by reason of any breach of the representations and warranties made by such Investor herein or in any other document provided by such Investor to the Issuer. All representations, warranties and covenants contained in this Agreement and the indemnification contained in this Section 15 shall survive the acceptance of this Agreement.
   b. The parties acknowledge that Republic is not a party to this Agreement and shall not be held responsible for any violation thereof. The parties agree, jointly and severally, to indemnify and hold harmless Republic, its officers, directors, employees, members, shareholders and affiliates, and any person acting on behalf of Republic, from and against any and all damage, loss, liability, cost and expense (including attorneys' fees) that Republic may incur by reason of the failure of any party to this Agreement to fulfill its obligations set forth herein.

16. Entire Agreement and Amendments.

This Agreement may not be modified or amended except pursuant to a written instrument signed by the Issuer with a Majority Consent of the Investors and with the prior written consent of Republic. Except as otherwise expressly provided herein, this Agreement, together with the Notes, represents the entire agreement between the Investors and the Issuer regarding the subject matter hereof and supersedes all prior or contemporaneous communications, promises, and proposals, whether oral, written, or electronic, between them. Notwithstanding the foregoing, Republic is authorized to correct obvious clerical errors in this Agreement without notice to either parties; although Republic is not obligated to identify or correct such errors.

17. Survival.

Notwithstanding anything to the contrary herein, except as otherwise set forth therein, the representations and warranties made under Section 6 and Section 9 and the provisions of Section 10, Section 15, this Section 17 and Section 20 shall survive and remain in full force and effect regardless of the completion of the transactions contemplated by this Agreement, the payment of the Notes, or the payment and satisfaction in full of the Issuer's other obligations hereunder.

18. Severability.

If any part of this Agreement is declared unenforceable or invalid, the remainder will continue to be valid and enforceable.

19. Successors and Assigns.

The rights and benefits of this Agreement shall inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns; *provided* that the rights and obligations of the Investors under this Agreement may only be assigned with the prior written consent of the Issuer.

20. Governing Law.

This Agreement will be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of law. Any legal action or proceeding arising under this Agreement will be brought exclusively in the federal or state courts located in New York, NY, and the parties hereby irrevocably consent to the personal jurisdiction and venue therein.

21. Counterparts.

This Agreement may be executed in two or more counterparts and electronically, each of which shall constitute an original, and all of which shall constitute one instrument, and shall become effective when one or more counterparts have been signed by each party and delivered to the other party.

22. Interpretation.

In the interpretation of this Agreement, except where the context otherwise requires, (a) "including" or "include" does not denote or imply any limitation, (b) "or" has the inclusive meaning "and/or," (c) "$" refers to U.S. dollars, (d) the singular includes the plural, and vice versa, and each gender includes each other gender, (e) captions or headings are only for reference and are not to be considered in interpreting this Agreement, (f) "Section" refers to a section of this Agreement, unless otherwise stated in this Agreement, (g) "Exhibit" refers to an exhibit to this Agreement (which is incorporated by reference), unless otherwise stated in this Agreement, (h) all references to times are times in New York, NY, and (i) "day" refers to a calendar day unless expressly identified as a business day.

BY ELECTRONICALLY SIGNING THIS AGREEMENT, YOU CONFIRM YOUR UNDERSTANDING AND ACCEPTANCE OF THE TERMS OF THIS AGREEMENT.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

NOIR HOSPITALITY & MANAGEMENT, LLC

By:
Name: Ulysses Grant, IV
Title: Managing Member
Address: 3100 McKinney St., Houston, TX 77003
Email: noirmandh@gmail.com

INVESTOR:
By:
Name:

<u>EXHIBIT A</u>
Form of Note

Principal: $**[PRINCIPAL]** **[DATE]**

FOR VALUE RECEIVED, Noir Hospitality & Management, LLC (the "***Issuer***"), promises to pay to the order of **[INVESTOR]** ("***Payee***") on the Maturity Date total payment in an amount calculated by multiplying the principal by the investment multiple, in accordance with, and on the dates specified in, that certain Note Purchase Agreement ("***Note Purchase Agreement***"), dated as of **[DATE]**, by and among the Issuer, Payee, and the other Investors party thereto. Capitalized terms used but not otherwise defined in this Promissory Note (this "***Note***") have the meanings given such terms in the Note Purchase Agreement.

This Note is one of the "Notes" referred to in, and evidences indebtedness incurred under, the Note Purchase Agreement, to which reference is made for a description of the security for this Note and for a statement of the terms and conditions on which the Issuer is permitted and required to make prepayments and repayments, in whole or in part, of principal of the indebtedness evidenced by this Note and on which such indebtedness may be declared to be immediately due and payable.

Notwithstanding anything in this Note to the contrary, in no event shall the interest payable hereon, whether before or after maturity, exceed the maximum amount of interest which, under applicable law, may be contracted for, charged, or received on this Note.

If this Note is placed in the hands of an attorney for collection after default, or if all or any part of the indebtedness represented hereby is proved, established or collected in any court or in any bankruptcy, receivership, debtor relief, probate, or other court proceedings, the Issuer and all endorsers, sureties, and guarantors of this Note jointly and severally agree to pay reasonable out-of-pocket fees of external counsel and reasonable collection costs to the holder hereof in addition to the amounts payable hereunder.

The Issuer and all endorsers, sureties, and guarantors of this Note hereby severally waive demand, presentment, notice of demand and of dishonor and nonpayment of this Note, protest, notice of protest, notice of intention to accelerate the maturity of this Note, declaration or notice of acceleration of the maturity of this Note, diligence in collecting, the bringing of any suit against any party and any notice of or defense on account of any extensions, renewals, partial payments, or changes in any manner of or in this Note or in any of its terms, provisions, and covenants, or any releases or substitutions of any security, or any delay, indulgence, or other act of any trustee or any holder hereof, whether before or after maturity.

THIS NOTE HAS BEEN DELIVERED IN NEW YORK, NEW YORK AND SHALL BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF TEXAS (WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS).

IN WITNESS WHEREOF, the undersigned has executed this Note effective as of the date above first written.

NOIR HOSPITALITY & MANAGEMENT, LLC

By:
Name: Ulysses Grant, IV
Title: Managing Member
Address: 3100 McKinney St., Houston, TX 77003
Email: noirmandh@gmail.com

EXHIBIT C

Video Transcript

Blanc & Noir Video Transcript

Hey thank you guys for joining us today, my name is Nick and I'm an owner/operator of the new Noir-Blanc concept. I have worked for all of the major corporations, Landry's, the Pappa's family, Gerber group who owns and operates the most high end bars all across the world and we are about to give you something Houston has ever seen before.

We are creating a very unique coffee shop during the day. Something a little bit softer than Houston is used to, very artistic, lots of floral arrangements, an all glass front. So even in the evening basically the coffee shop from the street will look like a work of art. We are partnering with the Cleo Roasting Company, which is out of West University and they micro source their beans meaning that if we have Ecuadorian beans, they are coming from one farm, one farmer, very sustainable. Very mindful of the earth and the terroir which gives it its very specific flavor. So when you come and get coffee from here you will have a very individualized cup of curated coffee, roasted locally, supported locally.

Also, fresh baked pastries and we will also be able to deliver with the coffee shop to the area because the owners of the property are curating a very walkable living space and they are master planning the main thoroughfare. So we will have mixed-use development, high rise living, and office space, so maybe you'll see our little Vespa cruising around town delivering coffee and pastries, and fresh baked goods, as well as beer and wine. We will be able to deliver beer and wine. And that's very unique to Houston, no one's currently doing that and we will be the first and the leaders of the pack.

For the night side we have Noir, it's going to be a very unique quiet little lounge, delicate tapas style. We're attempting to create a very social environment. We want people to sit and come together. So the plates are small and shareable. We'll have flight programs for cocktails and beer and wine as well. We are partnering with the Gin design group, who are one of the front leaders of design in Houston. A lot of your favorite places even in the hotels, restaurants, and airports are designed by Gin Design Group. W Squared Architects, who are major players in the hospitality industry, and obviously Cleo roasting group who I spoke about earlier, we're partnering with them on our training program, on our coffee bean sourcing, and on our packaging as well.

East downtown is slated to be the new entertainment district of Houston. They are already building a very walkable space along the Bayou. There's a master plan for the main thoroughfare that we're on, and we are ahead of the curve and creating something new and unique for Houston. Please join us, grow with us, invest with us. Thank you.

ELANDON ROBERTS: LEADERSHIP IS A SACRIFICE | THE FISH TANK | MIAMI DOLPHINS VIDEO TRANSCRIPT

Welcome back to the fish tank right here on the miami dolphins podcast network seth levitt dj preaches in the back and my main man o. J mcduffie juice we're back in the building hey man love love right love being in the building man always fun coming in here in the wingfield wing the wingfield wing i know everybody else hates when we say that but it feels like this is winfield's spot you must be doing something right no way because they only had us talking to the old guys but now we've got the guys who are still on the payroll ann and renzo i like it maybe jason jenkins a little bit a landon roberts joins us in the fish tank how you feeling today man i'm feeling good man i'm glad to be here glad to be chilling talking to you guys today yeah i appreciate it i like that you're chilling i don't want you to come in here like on edge or anything we try to make everybody feel that's your big linebacker man i don't want to get knocked out of now i feel like after i had kids you know i know how to turn that switch off [laughter] that's funny man they do they find that way right no matter what it is you have how many kids two kids i have two boy and girl two girls yeah i have a girl and a boy okay uh my uh my daughter's two my son one oh man y'all got them covered babies [laughter] i got to find a way to be productive right i like that i like that good stuff well as we just mentioned otas mini camps i don't know what's mandatory you told me everything's voluntary so i'll trust your judgment on that and you had the meetings and the whole thing and and as i said it does start to feel like football again but this is what i've always wondered so for a guy like yourself who makes your living juice it's it's the ocean collisions it's not just a collision sport but it's like when when you hit somebody everybody in the stadium feels it and so at this time of the year when it's like the the underwear olympics and guys are running around in shorts and t-shirts and the running backs can't be hit and they sit in there and think they're making all these moves and stuff what kind what do you get out of this time of the year not saying that there aren't other elements of your game but you know the physical nature of your play is so prevalent so i just wonder what a guy like yourself gets out of this time of the year i look i look into like what offenses can do to me you know what type of situations they'll put me in so for like if i can't be physical you know that that this time of the year like i can work on technique i can work on you know shedding blocks uh without putting my head and i can work on okay so if i can't be real physical at the line with them when i'm having a tight end or have a running back i can work on my feet work on my hips make sure i'm staying low to my surface you know and stuff like that so i just take advantage of that you know and um i mean when the running backs doing a little run fits in practice and we blessing and you know they think it's sweet you know you know i kind of just giggle you know they they chirping you know i'm just wait just wait it's your moment have your mom enjoy it but it's coming yeah your time is coming you know what they say i hope you prepared yourself right it's not gonna you know don't get it twisted like it's not gonna be like this so don't expect it to be like yeah i let them know i tell them all the time what do you think of that i think it's outstanding man i stay away from guys like that's what i want to know think you mixed it up isn't it the only time i caught somebody like e-robs when i you know in the the illegal now blind-side block otherwise i stay as far away from them cast as much as possible you know what i mean so that's that's that's my game plan right there and you know you know me i try to i became friends with all the guys on defense because you know in the locker room that's that's why i wanted to have my back right yeah yeah you know what i mean yeah i never heard you actually say it like that there's a bike underneath you know always a bunch of soft dudes on that side of the ball man a bunch of details worried about what they look like and how far the towel is hanging out that's important too now the uniform the fit's always important you know make play good look good you know think about a year ago no you were coming off of recovering from you know your first major injury you know tell me what it took for you both mentally and physically you know and what you were going through you know when you were having to deal with that man that's i mean that's something that you hadn't had to deal with in your career yeah like for me it kind of put a lot in perspective um you know i got like dark grind on that's like something i go by because we as men we can tell our spouses or our parents like man how we feeling that you really want them to understand it you know but they never will because it's your grind it's what you put in you're going to get everything out of it you know we can pour what we think they understand but they'll never understand because it's your grind so all the time your grind really going to be in the dark no matter what you do football player coach uh lawyer police officer no matter what you do that grind for what you're passionate about that's on you you know all you can really have is your support and stuff but they'll never understand that grind so i'm like like me i came up this motto like that ground is gonna always be dark so when i got hurt man it was like i feel like i mentally just put myself in like a a a trend of this one i'm coming back and if i'm not back by the first game i would handle it after that but that's my goal it's the first i set the goal i set my timeline like i'm gonna be back no matter what and you know at that time my son was on his way my wife and kids they had went back to houston to our home in houston and i was just here the whole time i flew home to be there obviously for my son birth i stayed for two weeks like that my wife she was a track runner so she ran for the university eastern went pro she she done with it now and we're not in uh you know she she just seen that look in my eye and she said go hand to business and i was like all right they're like two days later i was back in miami you are the third active defensive player that we've had in the fish tank recently we had jalen phillips i just told you you had nick needham and now yourself and i it's kind of an interesting dynamic going on right now because there's there's a new sheriff in town right coach mcdaniel uh and and all that comes with that um but then on the flip side as you said the defensive staff there hasn't been wholesale changes so can you on one hand talk about the dynamic of um what it's been like to have coach mcdaniel here and and what the feeling is around the team um and the energy that he's brought but then on the other hand especially as a leader on this defense how much do you feel that that is a real positive for a defense that has had success that is respected throughout this league to have some continuity from from what you guys were doing to where you are now yeah what i respect the most about coach man he came in and you know he was himself you know he's not trying to uh be what out the ordinary or be you know i don't know you know sometimes you could put so much expectation on a person and just them being the person that they was to even get this opportunity that's that's that's what you hired that's what you and you can see that every day you know he being him he expect a lot out of us and we're not in uh i can say like you know his like just his offensive mind like just seeing like certain stuff in practice i'll be like bro like hold up so you're already noticing that yeah like i'll be like okay like okay he put this one because i'm i i i don't like losing so i'm i'm dialing up like oh yeah you know you wish i'm fit to show you like you know you got another thing like i'm i'm i'm you know you on math i'm on algebra well you know i'm seeing it before you seeing it like i know what you feel to do i'm gonna and then they'd be like oh hold on oh okay hold on okay hold on i'll come in from i'll be hot i gonna put it on the board ah see what he did didn't he line up same thing do something else yeah i like that you know what i'm saying i and he he i feel like he know he'll be getting me and he'll just look at me like this won't say that just look at me you know what i'm saying like i feel like if he ain't having shades on he'll wink at me [laughter] so i just be like oh that's great you know but you know his his personality the way he is man and um it's him you know when you you see a genuine person being himself and leading a team the way he wants to lead you know whatever he asks me to do as a leader i'm a do it because that's the head man so what you need coach i got you you know and that authenticity from what i'm hearing must go a long way yeah yeah yeah you know that's that's that's a great point man talk about coach mike mcdaniel being leader we we both know the leadership you bring to this team you know and that means i talk about all the time and we do the post-game show and we talk about the leadership and like you talk about the times you weren't out there we we we were missing some of that leadership you know and so i know the team looks up to you and i know you embrace that role which is it's important because you know you said yourself you know when you're out there battling the field get your teammates you know you want to bust them in the mouth but then you're that leader in the locker room when they can come talk to you you know afterwards man what does that leadership role mean to you how does it how does it feel when dudes do come up and talk to you and they you do embrace the conversation sometimes away from football or about football what does that role mean to you man it's kind of crazy because like i'm i'm from a military background my dad was in the army i've i've always when i first started i was at new england you know i know we know we know we know but i no explain i used to sit in my locker guys used to go up to dante hightower and and and devin mccarty and just talk to him man and it was everybody and i'm like man that you know that's how i had it in in college you know when you get to leah grow me you you got a grown man not a not a 18 year old that don't really know what he doing you got a grown man really looking up to you bro like really and i was like man that's what i want that's what i want you know and um when i left new england and came here me and uh hotel you know we were real close talk all the time we uh you know he had a you know real good conversation with me and he was like it's your time like your time to embrace it you know and don't change who you are you know i was real i'm real big on not changing who i am you know what i'm saying and stuff like that and uh the challenge i feel like with a lot of people why they run away from leadership is because now you got to hold yourself at a certain standard right you know but once i had kids i'm like if they know their father is at a certain standard and they looking up to me they gonna always want their standard high so why should i be afraid of it you know so i embrace it you know when i mess up in practice or when i do this or when i do that or stuff ain't right the coaches might be like iran's gonna get it right could we know him and i was cool coach but no that ain't the standard i'm i'm not leaving here until we get it right today and tomorrow i'm gonna make sure the defense got it right or we gonna make sure it's right you know and stuff like that because you expecting it out of me you're not just expecting me to say i get it right tomorrow coach you know i'm i'm texting my linebacker coach i'm seven years you know i'm texting him i ain't changing nothing up from when i was a rookie i'm texting her what you need coach uh hey coach display and he takes him right back we're going back and forth you know my man it got to the point my wife know he probably know on the phone linebacker coach how you doing i walk in but see me and my wife got a method now so she know if i don't see him on a wednesday to seven o'clock at night when he get home i know he fit to play the kids the whole time we ain't cause i close the playbook once once i leave here it's close so i'm it might be late when i get home but i left it here you know and stuff like that and you know she respected and then she know once friday said we going out to eat you know we did it saturday she said you ready to go yeah right that's right talk about life growing up in port arthur texas man it was you know it's a small community but at the end of the day it's texas so it's a big sports community big football you know small town so i feel like in every small town you have your you know your bad side to you know and stuff like that but um for me my community i feel like it built the chip on my shoulder you know i don't i don't necessarily feel like you know a lot of people feel like oh you know my community made me i don't i was blessed enough to have two parents in my household i feel like my parents built a foundation that made me but my mind like portal put my mindset in the right direction of when you're going through adversity you can't break me because i'm gonna find a way that's what my hometown did for me i'm still very involved in my community uh and what not i don't you want me to lead into that show yeah me and my uh me and my family we opened a uh a landlord daiquiri den down there and whatnot is doing very well for the area is basically uh you can come uh go through the drive-through and get a daiquiri or you can come inside and enjoy yourself uh we're not a we're not a club we it's like a lounge good vibes and stuff inside on fridays and saturdays we do a little loud uh we do love live music and and um we let vendors uh come out and we have like a food truck area and we let them sell food and we you know we don't get nothing off of we just let them uh you know sell their food and whatnot yeah and stuff like the opportunity to remember business opportunities and stuff like that and that's what we embrace in the community and my brother's there down there doing a great job you know running and when i'm able to be down and i'll be down there you know and whatnot but they do a great job there yeah and i think there's i mean you do a lot more in the community you know we've done some research and stuff it's not just you know you talk you talk about that place we also talk about the concrete business that you're in you know when you're talking about spindle top concrete you know one what got you into that first and i know it brings a lot to the community you talk about different things you're doing for the community you know i mean and port arthur but man you do different things like that it gives people opportunities within your community man it's good for somebody like yourself that goes back and gets involved in a lot of things yeah and it was kind of crazy because i always wanted to you know like that area it's like it's a lot of people with with traits but it's not a lot of opportunity from a job standpoint it's not that people don't want to work and just don't have none out there so they have to move away to get good jobs to like provide for their family so i was like man like this industry out here is a big oil and gas well everybody's going to it's like beaumont texas and houston to get concrete so uh one of my partners he came with this idea and i was like man he's in the gas and all so he kind of knew uh how to you know go about i'm like man this can bring jobs to the air this can really help people like stuff like that and we can uh start a uh um like a because we are like in our high schools out there's got something called steel well so still well basically you can go get your it's the word i'm looking for certificate certification to be able to be a cdl get your cdl and all that to be able to get a job and pour concrete they teach how to pour concrete they teach you how to dry the truck and stuff like that and so you can get all them tracy and then come out there and start working for us not have to relocate and stuff like that and one thing about that industry man we leave here and you see rose getting pulled yeah it's all this

gold house is always getting built roads are something always going on with cement and stuff so you always know that business is going to be running for them people so they for their family to keep going and the the how we got the name of spindle top was because before the oil industry in port arthur really just boomed with motiva and uh total and um valero it was it was called spindle top and whatnot spindle top i understand you're interested in coffee shops as well yeah man you just non-stop bro yeah but it's just so diverse like concrete and coffee yeah this is the most so like my the the so the concrete is like you know bringing in uh jobs and it makes you feel good that you're doing something for your community but like the landlord the coffee it's kind of like oh this is a little fun you know so like when i'm home and i see everybody having a good time and landlords so like uh ran across this opportunity to open a coffee shop speak easy in houston and i live in houston like that i stay in sugarland and i was like in it they had this perfect location in downtown houston walking distance from the rockets and we right across the street from the soccer stadium i'm like oh this this so i'm like this so you know uh so and i look man i love coffee now i love coffee and it's no lie true story let me tell you how i got into coffee so as a rookie no lie i could not learn the plays i could not learn the defense but it wasn't that i wasn't putting it in it's just by the time it was time to to take it from the film walk through to the field i was tired i was like i'm so tired i can't even remember it right you know so um we had that year it was cyrus jones he said man just get you some coffee i said man i don't drink coffee he was like all right and he just left it alone good luck hill we went to we got drafted to new england together before we both ended up here together and i seen him and he was you know he was having a pretty good camp but every day i've seen them with their coffee so i'm just looking like i never would have put this together man i might need to drink this might be what i need man i drunk that coffee and the rest was history i'm seven years in i drink coffee as soon as i wake up in the morning like if i'm fit little and we should go to pr i drink coffee no lie this is a true story every game i asked our nutritionist too i say man can you please put a uh what was ted that was john here i said can you please put coffee in my locker so before we go out i drink a hot coffee i don't care what the temperature is outside be honey you know miami hi it'd be 110 i'm drinking my coffee how much do you really need it now or has it just been part of because this is a part of my routine yeah that's right this is a part of my routine it worked when you needed it don't break it [laughter] that's hilarious that is hilarious because jerome baker it'll be six o'clock in the evening he'll be like e you got a coffee i say that hey don't check's gonna be right he's saying drink your coffee funny rob you and i both know man that um some of the most important times in the football game two minute warning two minutes two minute drills before the half end of the game man so we've got um we're gonna put you through the fish tank two minute drill two minutes okay two minute warning right now and uh we'll pick up the pace and we'll fire some questions at you and uh you know see how you respond to them so pretty sure you're going to get the clock we got to get the stop over here we'll run the clock okay we're going to start the clock i'll hit them with the first question the two-minute drill so do i just answer them some will be quick you can expand upon it so you could call an audible it's all good yeah yeah we'll give you one timeout we gotta call a timeout i'm just trying to figure out how to work okay we're figuring it out too as we go so we'll just roll with it all right we running priests here we go first question what's worse a boston winter or a miami summer oh boston one why man it's cold smoking like a texas guy in texas do you prefer playing in miami or visiting miami both both so i lived in houston you were visiting miami anyways and playing in new england you were visiting down

here anyway yeah no doubt okay i mean in south florida there's a reason you've never seen everybody hey after after we won the super bowl my rookie year i was in miami the next week it kind of works that way doesn't it it kind of works that way okay right most physical player on this team not named a landon roberts devon okay the same thing he brings the head the hat like that and brandon jones they're both i need an audible still got to be a leader biggest port arthur legend janice joplin or ugk ugk oh that was good for life you know that was coming quick there was no yeah he wasn't thinking so if you get that orange jersey do we expect to hear a lot of ugk out there the the first song the first song they know how to give it to me i like it you gotta okay coffee shop we're gonna open the coffee shop i'm looking at your shirt what's a better name for the coffee shop dark grind which i think would be a good name for a coffee shop or how about robert's roast oh dark ground we got one left we got one right all right all right best linebacker to ever catch a td pass from tom brady he landed right hey [laughter] [laughter] yeah yeah he did oh that was good stuff that was just hey man i i have enjoyed watching you play but this was maybe more fun than yeah but i am looking forward to this season so thank you for coming in here man i appreciate you guys having me man and yeah man it's it's going to be a fun one yes sir thanks for diving in oh yeah most definitely

EXHIBIT D

Testing the Waters Communications

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Blanc & Noir

Unique dual-concept hospitality space in one of Houston's hottest neighborhoods



$450
Total reserved   i

3
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Add investment summary...

Dual concept that allows for the generation of revenue 19 hours per day

Less than one mile from three state-of-the-art professional sports stadiums

Projected annual income of $2.4M with $1.3M Net Profit*

Investors receive 80% of the profits until ROI

Greater Downtown boasts an income of 22% more than the national average

Managed by experienced operator with existing successful venues in Houston

Click here for important information regarding Financial Projections which are not guaranteed

Opportunity

EaDo

Houston, TX

The East Downtown area of Houston, newly branded as "EaDo," is a cultural hotspot. Known for its artists, authentic restaurants, and unapologetic attitude, the community has gained the attention of developers as one of Houston's fastest-growing residential and commercial neighborhoods. As more residential and large scale development occurs similar to the East River HTX project this area will see massive growth.

In accordance with national trends, sales of spirits in Houston restaurants, bars, and retail stores are growing every year. Noir Hospitality Management is preparing to open a pair of complementary concepts to capture this energetic market:

—

Blanc & Noir

—

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Blanc

Craft coffee shop

&

Noir

Bar & restaurant

WHETHER GRABBING A COFFEE ON THE WAY TO WORK OR HAVING A NIGHTCAP AFTER VISITING A FAVORITE RESTAURANT, BLANC NOIR HAS THE UNIQUE CAPACITY TO PROVIDE FOR BOTH OF THESE EXPERIENCES.



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Blanc & Noir is uniquely capable of providing a full range of hospitality experiences suited to their target market—from grabbing a coffee on the way to work, to having a nightcap after visiting a favorite restaurant. The light and airy interior of the craft coffee shop, **Blanc**, will appeal to the bustle of this up-and-coming community; while it's sibling concept, **Noir**, stays true to the raw identity of the people that built the neighborhood.

Noir Hospitality & Management Group is bringing this exciting dual concept to a thriving area of Houston, TX, also known as EaDo (East Downtown). This play on the duality of EaDo natives—as well as Houstonians in general—will be an authentic take on a... Read more

Location

Desirable location in EaDo



The Heights
Near Northside
Fifth Ward
Rice Military
Montrose
East Downtown
River Oaks
Midtown
Greater East End
Museum District
Third Ward
West University
Texas Medical Center
Gulf Fwy

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Houston is a major convention city, hosting over 700,000 attendees annually at the George R. Brown Convention Center, which is less than one mile from Blanc & Noir.The East End is strategically situated east of downtown Houston, but in walking distance to the **Toyota Center** (home of the Houston Rockets), **Minute Maid Park** (home of the Houston Astros), and **PNC**... Read more

Details

Day & night—exceptional quality and inviting atmosphere

Blanc

Blanc will cater to a morning crowd while also offering a pick-me-up to snack-hunting stragglers later in the day. They will house high-end coffee, juices, and pastries with additional weekend brunch options; there will be a few savory styles for your everyday morning waffle connoisseur, and juice options for the more health conscious patrons. This will be a minimal rotating menu for quick, in-and-out service.

The design will be open with ample seating, whether customers want to stop in for quick in-and-out service or hunker down with their laptops to get some work done. The shared patio will offer additional seating options.

The concept will cater to individuals... Read more

Menu

Work on your menu section

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Raising funds for renovations, infrastructure, and security

In planning their startup budget, Noir Hospitality has made every effort to preserve capital efficiency while providing an effective workspace for employees and a compelling experience for guests. Reducing initial costs without compromising business success is vital to making any bar concept profitable.

Noir Hospitality's initial proposal requires a total of $335,520. These startup funds will be allocated to three crucial categories: building renovations, operating infrastructure, and security funding.

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... Read more

BLANC COFFEE - Projected Sales

	Day	Month	Year
Customers	200	6,000	73,000
Average Ticket/Customer	$9.00	$9.00	$9.00
Total Sales	$1,800	$54,000	$657,000
Beer/Wine Customers	20	600	7,300
Average			

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Four local entrepreneurs (**Noir Hospitality & Management Group**) have partnered with former University of Houston student-athlete and two-time NFL Super Bowl Champion (**New England Patriots**) Elandon Roberts (current member of the **Miami Dolphins**) to bring a new and exciting concept to East Downtown (EaDo) Houston. In addition, Noir Hospitality is partnering with Gin Design Group to bring the dual concept to life, and with Cavo Coffee & Cleo Roasting Company to help develop a unique Coffee Program to cater specifically to EaDo.



Two-time NFL Super Bowl Champion Elandon Roberts

Customers

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to serve customers of all kinds

Blanc & Noir's target demographic covers a wide spectrum, including men and women, a wide mix of ages (from 18 to 55), and an income ranging between $32,000 and $170,000.

Noir Hospitality will leverage its complementary concepts to appeal to multiple demographic groups at different hours of the day. Conventional bar operations usually target a single demographic: for example, nightclubs appeal to young college-age singles from 10:00 pm to 2:00 am, and restaurant bars appeal to older professional diners that combine meals with drinks during dining hours. Very few bars pursue business during multiple time periods, therefore limiting any potential for multiple or broader demographics.

... Read more

Competition

Local sales analysis

Included below are the monthly liquor sales for competitors in the area. These bars located close by and comparable in size and expected sales volume.

Competitors' Recent Monthly Liquor Sales

Truck Yard

- Annual Liquor Sales (source - BarMart): $3,612,600
- Focused on draft & craft bottled/canned beer
- Limited indoor space / mostly outdoor (not good during inclement weather)
- Inconsistent food options
- No cocktail program

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- Huge space however mostly utilizes only half of the space except for large events
- Decent food program
- Very good cocktail program

Miss Carousel

- Annual Liquor Sales (source - BarMart): $1,426,284
- Focused on social
  ... Read more

Vision and strategy

A staple of the EaDo neighborhood

and a destination spot for surrounding areas

The Noir Group's marketing strategy is to partner with convention hosts and vendors to attract prospective customers in addition to the densely populated immediate area. We plan to deploy this strategy in other major markets such as Dallas, Los Angeles, Chicago, Atlanta, New York, New Orleans, etc.

Blank & Noir timeline
(Conservative estimate)



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The Vision:

Blanc & Noir as complementary concepts in a shared space



Blanc



Noir

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Elandon Roberts

Two-time NFL Super Bowl Champion

Learn more about Elandon Roberts, his investment strategies, involvement in Blanc & Noir (@17:10), and his love for coffee.



ELANDON ROBERTS: LEADERSHIP IS A SAC...

Team

Extensive experience

across hospitality, real estate, marketing, & management



Nick Ozuna
Owner/Operator

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the buildout, design, and operations of 3 very well-known mid town establishments. 13Celsius, Mongoose vs Cobra, and Weights & Measures, were all under his collaborative direction and vision.



William Felix III, MBA
Owner/Chief Marketing Officer

William will handle all the marketing and business planning for the group.

In 2009, following graduate school, Will began his career at Shell Oil. Over nearly a 13-year career at Shell, Will held...
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Bonus perks ⓘ

If Blanc & Noir launches an offering and you complete an investment, you may receive perks.

Reserve	Receive
$100	One free coffee at Blanc during the first year of operation
	Brunch for 4 people at Blanc during the first year of operation (one-time event)

Reserve	Receive
$500	

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$1,000   One free coffee at Blanc per month during the first year of operation

One free menu item at Noir per month during the first year of operation

Reserve	Receive
$5,000	Brunch for 4 people at Blanc during the first year of operation (one-time event)
	One free coffee at Blanc per month for life
	One free menu item at Noir per month for life
	Special edition (bronze) logo t-shirt with logo design
	$3 drinks on your birthday at Noir

Reserve	Receive
$15,000	Invitation to Blanc & Noir Investors Christmas Party (one-time event, 2 drink tickets per investor)
	Brunch for 6 people at Blanc during the first year of operation (one-time event)
	One free coffee at Blanc per month for life
	One free menu item at Noir per month for life
	Special edition (silver) logo t-shirt with logo design
	$3 drinks on your birthday at Noir

Reserve	Receive
$25,000	Private party at Noir - entire venue (black-out dates apply)
	Invitation to Blanc & Noir Investors Exclusive Christmas Party (one-time event, 2 drink tickets per investor)
	Two brunches for 6 people at Blanc during the first year of operation (one-time event)
	One free coffee at Blanc per day for life
	One free menu item at Noir per day for life
	Special edition (gold) logo t-shirt with logo design
	1 premium bottle of champagne + $3 drinks on your birthday at Noir (some restrictions apply)

About Blanc & Noir

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Legal Name	Noir Hospitality & Management, LLC
Founded	May 2019
Form	Texas LLC
Employees	1
Website	blancnoirhtx.com
Social Media	📷
Headquarters	7413 Westview Dr, Houston,, TX, United States 77055

Blanc & Noir Team

Everyone helping build Blanc & Noir, not limited to employees

Nicholas Ozuna
Founder/Operator

William Felix III, MBA
Founder/CMO

Ulysses Grant
Founder/CIO

Ishme Allah
Founder/Chief Real Estate Officer

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When do payments start for Crowd Term Notes or Crowd Revenue Notes?

When do payments start for Crowd Term Notes or Crowd Revenue Notes?

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Once payments begin for term notes, they are typically expected to be paid monthly or quarterly.

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Company Name	Blanc & Noir
Logo	B·L·A·N·C
Headline	Unique dual-concept hospitality space in one of Houston's hottest neighborhoods
Slides	





Tags	B2C, Restaurant & Bar Services, Debt, Coming Soon, Companies

Pitch text	**Custom**

* Click here for important information regarding Financial Projections which are not guaranteed

Opportunity

EaDo

Houston, TX

Newly branded "EaDo," also known as East Downtown, is a section of Houston that has rapidly earned a reputation for its community of artists, the authenticity of its dining, as well as its upbeat, forward-looking, edgy attitude. Developers in Houston view this area as one of the metro's fastest growing, and while residential and large-scale development projects continue such as the East River HTX project, the time is perfect for a unique and diverse establishment in hospitality to thrive in EaDo. Therefore, we at Noir Hospitality Management have created a concept that exudes meaning and provides residents with before-work pick-me-ups and late-night cocktail fixes.

—

Blanc & **Noir**

—

Concept



WHETHER GRABBING A COFFEE ON THE WAY TO WORK OR HAVING A NIGHTCAP AFTER VISITING A FAVORITE RESTAURANT, BLANC NOIR HAS THE UNIQUE CAPACITY TO PROVIDE FOR BOTH OF THESE EXPERIENCES.



Complementary concepts under one roof

Although the concept of the speakeasy has proliferated, in ode to the Roaring Twenties and all the social changes they brought about, one aspect has often gone overlooked: diversity and coexistence.

Diversity and *coexistence* took on new meanings during the Prohibition Era, as people of all colors, classes, and backgrounds would stop in at the same bars to get away from the pressures of the world outside while enjoying themselves among the local community.

Blanc Noir pays homage to these values and the era that so unpredictably fostered them through a blended atmosphere that offers morning beverages and spirits alike. We will be there in the morning, to serve up our clients a cup of coffee to get the day started and after work to pour nightcaps that pair superbly with any of the local restaurants' fare. Blanc Noir will share a kitchen, maximizing operational efficiency, but will be divided to keep the atmospheres distinct from one another.

Blanc (the craft coffee shop) will have a light, relaxed, and welcoming vibe while Noir (the speakeasy) will bring elegance, industrial chic, and sophistication which will align with the Houston identity, the Houston attitude, and most importantly, the sense that *here* and *in this place*, everyone can gather comfortably among friends and neighbors.



Blanc & Noir (left to right)



Location

Desirable location in EaDo


Fwy HOV
The Heights
Near Northside
Fifth Ward
Rice Military
Montrose
East Downtown
River Oaks
Midtown
Greater East End
Museum District
Third Ward
West University
Gulf Fwy
Texas Medical Center

In the heart of EaDo

Located at 3100 McKinney Street, in the East End of Houston, Blanc & Noir will nestle among residential and commercial locations within walking distance of some of Houston's finest attractions, such as the Toyota Center (home of the Houston Rockets), Minute Maid Park (home of the Houston Astros), and PNC Stadium (home of the Houston Dynamo FC) as Houston is slated as one of the major cities to host the FIFA World Cup in 2026.

Our clientele will encompass the middle and high-income professionals and families who inhabit the area as their expendable income has been well-proven through the success of nearby restaurants. In addition to our neighborhood regulars, customers will include sporting event and convention attendees, as the George R. Brown Convention Center (which hosts more than 700,000 people annually) is less than a mile away. Additionally, Blanc & Noir will benefit from EaDo's significant drive-through traffic before, during, and after work hours.

A shared location & approach to hospitality

Separated by a wall but otherwise housed in the same location, the entities will share a kitchen to maximize operational efficiency and fiscal gains. This proximity will also allow the team to focus on maintaining a sense of neighborhood while striving to create a service-driven experience for every guest.

The management team believes that every guest should feel welcomed and comfortable when they enter, and a sense of fulfillment when they walk out —an approach to hospitality that can be summed up as offering a Noir and/or Safe Haven. They intend to stand apart from the competition with this exceptional degree of attention to guest satisfaction.

Details

Exceptional quality and a community feel, day & night

Blanc Seat Count Total: 44

Noir Seat Count Total: 91

Blanc

Blanc will serve the morning crowd, pairing pick-me-ups with snacks, into the late afternoon. Items will include house high-end coffee, juices, and pastries with additional weekend brunch options, such as top-quality waffles fit for the breakfast connoisseur. This menu will remain minimal, with frequent rotations adapted to our patrons' needs and requests, cultivating a personal connection with the people we serve.

The design will be open with ample seating, whether customers want to stop in for quick in-and-out service or hunker down with their laptops to get some work done. The shared patio will offer additional seating options.

The concept will cater to individuals who want to grab breakfast or coffee before their morning commute and those coming into downtown Houston for work. If neither option works, there will also be a delivery service within a 1-mile radius. Blanc will be open every day from 7:00 AM to 10:00 PM, but staying aware of our customer's needs, we will make schedule accommodations/shifts as necessary to fulfill those needs and maximize our profits.

Blanc Ordering Counter | Rendering



Blanc Dining | Rendering



Blanc Patio | Rendering





Courtesy of Gin Design Group

Noir

Noir will not compete with Blanc. Rather, it will complement the breakfast service Blanc offers, serving spirits in a speakeasy-style bar, themed to resemble an adult playground and skate park. Accouterments will emphasize Houston's proud professional sports history, in a way that is much more sophisticated than a sports bar.

The Noir cocktail, beer, and wine list and Elandon Roberts' "52" branded cigar program will feature creative offerings with a seasonal rotation all made from fresh and locally sourced ingredients. There will be 16 beers on draft, 2 house punches, 2 house frozen cocktails, 4 house cocktails, and an assortment of specialty whiskeys, rums, and liqueurs.

Food will consist of wood-fired pizza, tapas-style dishes, and an assortment of charcuterie, cheese, and olive selections. Within this unique space, we will take advantage of the opportunity to collaborate with pop-up kitchens and offer our guests a different custom chef's table dining experience each month.

Noir will be open from 4:00 PM to 2:00 AM each day of the week. From 4:00 PM to 6:00 PM, we will offer an "Exclusive Happy Hour" to patrons who reside in EaDo or work in downtown Houston.

Noir Entry | Rendering



Noir Bar | Rendering



Noir Main Lounge | Rendering



Noir Patio | Rendering



Courtesy of Gin Design Group

Business Model

Raising funds for renovations, infrastructure, and security

Raising funds for renovations, infrastructure, and security

Our startup budget conserves capital through investment efficiency, establishing a lean workspace for our staff and a one-of-a-kind experience for our customers, both day and night. We are setting ourselves up for viability by reducing upfront costs without compromising on our dual-aspect concept.

The initial proposal requires a total of $335,520 in funding. These startup funds will be allocated to three crucial categories: building renovations, operating infrastructure, and security funding.

BLANC COFFEE - Projected Sales

Day

Month

Year

Customers

200

6,000

73,000

Average Ticket/Customer

$9.00

$9.00

$9.00

Total Sales

$1,800

$54,000

$657,000

Beer/Wine Customers

20

600

7,300

Average Ticket/Customer

$50.00

$50.00

$50

Total Sales

$1,000.00

$30,000.00

$365,000

SUMMARY OF INCOME & EXPENSES

Total/Mo

Total/Yr

TOTAL SALES

$84,000

$1,008,000

COST OF SALES @ 30%

$25,200

$302,400

BANK FEES (2.5%)

$2,100

$25,200

OPERATING EXPENSES

$12,688

$152,256

PAYROLL & TAX

$31,136

$373,627

NET INCOME

$12,876

$154,517

—

NOIR SPEAKEASY - Projected Sales

Day

Month

Year

Customers

125

3,750

45,625

Average Ticket/Customer

$45.00

$45.00

$45.00

Total Sales

$5,625

$168,750

$2,053,125

SUMMARY OF INCOME & EXPENSES

Total/Mo

Total/Yr

TOTAL SALES

$168,750

$2,053,125

COST OF SALES @ 20%

$33,750

$4[illegible]

BANK FEES (2.5%)

$4,219

$51,328

OPERATING EXPENSES

$24,734

$296,808

PAYROLL & TAX

$11,015

$132,180

NET INCOME

$95,032

$1,162,184

Total/Mo

Total/Yr

NET INCOME

$107,909

[illegible]

—

BLANC NOIR - Payroll for Projection

Qty

$/hr

Hr/shift

Days/mo

Month

Year

MORNING KITCHEN

Kitchen Cooks (6am-

2pm)

1

$13.00

8

30

$3,120

$37,440

Cook Prep (8am-3pm)

1

$11.00

7

16

$1,232

$14,784

Porter (8am-4pm)

1

$7.25

8

30

$1,740

$20,880

EVENING KITCHEN

Kitchen Cooks (2pm- 9pm)

1

$11.00

7

30

$2,310

$27,720

Porter (4pm-11pm)

1

$7.25

7

30

$1,523

$1[illegible],270

FRONT OF HOUSE

Barista (6am-3pm)

2

$9.50

9

30

$5,130

$61,560

Barista (8am-4pm)

1

$9.50

8

30

$2,280

$27,360

Barista (3pm-11pm)

2

[illegible]

8

30

$4,560

$54,720

Barista Mid (9am-4pm)

1

$9.50

7

16

$1,064

$12,768

BARTENDERS

Bartender (4pm-2am)

3

$2.15

10

30

$1,[illegible]

$23,220

WAITSTAFF

Waitstaff (4pm-2am)

4

$2.15

10

30

$2,580

$30,960

MANAGEMENT

Blanc Coffee Salary

.

$4,000

$48,000

Noir Speakeasy Salary

1

$6,500

$78,000

TOTAL PAYROLL

$37,974

$455,682

TOTAL PAYROLL TAX

$4,177

$50,125

PAYROLL & TAX TOTAL

$42,151

$505,807

—

BLANC COFFEE Breakeven Sales

Day

Month

Year

Customers

142

4,260

51,120

Average Ticket/Customer

$9.00

$9.00

Total Sales

$1,278

$38,340

$460,080

Beer/Wine Customers

20

600

7,200

Average Ticket/Customer

$50.00

$50.00

$50.00

Total Sales

$1,000

$30,000

$360,000

SUMMARY OF INCOME & EXPENSES

Total/Mo

Total/Yr

TOTAL SALES

$68,340

$820,080

COST OF SALES @ 30%

$20,502

$246,024

BANK FEES (2.5%)

$1,709

$20,502

OPERATING EXPENSES

$12,688

$152,256

PAYROLL & TAX

$33,292

[illegible]

NET INCOME

$150

$1,798

—

NOIR SPEAKEASY Breakeven Sales

Day

Month

Year

Customers

96

2,880

34,560

Average Ticket/Customer

$30.00

$30.00

$30.00

Total Sales

$2,880

$86,400

$1,036,800

SUMMARY OF INCOME & EXPENSES

Total/Mo

Total/Yr

TOTAL SALES

$86,400

$1,036,800

COST OF SALES @ 30%

$25,920

$311,040

BANK FEES (2.5%)

$2,160

$25,920

OPERATING EXPENSES

$24,734

$296,808

PAYROLL & TAX

$33,292

$399,500

NET INCOME

$294

$3,532

Total/Mo

Total/Yr

NET INCOME

$444

$5,330

—

BLANC NOIR - Payroll Projection

Qty

$/hr

Hr/shift

Days/Mo

Month

Year

MORNING KITCHEN

Kitchen Cooks (6am- 3pm)

1

$13.00

9

30

$3,510

$42,120

Porter (8am-4pm)

1

$7.25

8

30

$1,740

$20,880

EVENING KITCHEN

Kitchen Cooks (3pm-

12am)

1

$13.00

9

30

$3,510

$42,120

Porter (4pm-1am)

1

$7.25

9

30

$1,958

$23,490

FRONT OF HOUSE

Barista (6am-3pm)

2

$9.50

9

30

$61,560

Barista (8am-5pm)

1

$9.50

9

30

$2,565

$30,780

BARTENDERS

Bartender (4pm-

2am)

2

$2.15

10

30

$1,290

$15,480

WAITSTAFF

Waitstaff (4pm-2am)

2

$2.15

10

30

$1,290

$15,480

MANAGEMENT

Blanc Manager Salary

1

$4,000

$48,000

Noir Manager Salary

1

$5,000

$60,000

TOTAL PAYROLL

$29,993

$359,910

TOTAL PAYROLL TAX

$3,299

$39,590

PAYROLL & TAX TOTAL

$33,292

$399,500

—

BLANC COFFEE - Operating Expenses

Month

Year

Rent

$3,418

$41,016

Advertising

$1,000

$12,000

Utilities

$2,000

$24,000

Towels/Cleaning Supplies

$1,800

$21,600

POS System

$150

$1,800

Satellite TV

$100

$1,200

Telephone and Internet

$100

$1,200

Accounting/Payroll Service

$250

$3,000

Business Insurance

$670

$8,040

Food and Beverage Supplies

$1,500

$18,000

Pest Control

$100

$1,200

Alarm

$100

$1,200

Repairs and Maintenance

$500

$6,000

Misc.

$1,000

$12,000

TOTAL

$12,688

$152,256

—

NOIR SPEAKEASY - Operating Expenses

	Month	Year
Rent	$6,834	$82,008
Advertising	$1,000	$12,000
Utilities	$2,000	$24,000
Towels/Cleaning Supplies	$1,800	$21,600
POS System	$150	$1,800
Satellite TV	$100	$1,200
Telephone and Internet	$100	$1,200
Accounting/Payroll Service		

$200

$3,000

Business Insurance

$800

$9,600

Food and Beverage Supplies

$10,000

$120,000

Pest Control

$100

$1,200

Alarm

$100

$1,200

Repairs and Maintenance

$500

$6,000

Misc.

$1,000

$12,000

Traction

Built on strong partnerships

Four local entrepreneurs (Noir Hospitality & Management Group) have partnered with the former University of Houston student-athlete and two-time NFL Super Bowl Champion (with the New England Patriots) Elandon Roberts (currently playing linebacker for the Miami Dolphins).

In addition to this partnership, Noir Hospitality & Management Group will collaborate with Gin Design Group to strike an ambiance and vibe for both sides while also partnering with Cavo Coffee & Cleo Roasting Company for the Blanc side, ensuring a top-notch micro-roasting experience.



Two-time NFL Super Bowl Champion Elandon Roberts

Customers

One concept, two sides, under one roof

to serve customers of all kinds

There for our customers, from the time they wake up to the time they go to sleep

Blanc Noir's target demographic will consist of busy professionals, happy hour enthusiasts, and foodies alike. The wide mix of ages (from the early 20s to early 60s), and an income ranging between $50,000 -$170,000 provides a wide scope of potential clientele to target.

Leveraging these complementary concepts, Blanc Noir will foster brand loyalty to generate sales and increase market share. Conventional bar operations usually target a single demographic: for example, nightclubs appeal to young college-age singles from 10:00 pm to 2:00 am, and restaurant bars appeal to older professional diners who combine meals with drinks during dining hours. Very few bars pursue business during multiple periods, whereas Blanc Noir does, breaking out of the most common limitations those establishments face.

Competition

Local sales analysis

It is worth repeating upfront that the foundational concept underpinning Blanc Noir serves to differentiate both sides of the business from any local establishments. That said, included below are the monthly liquor sales for competitors in the area. These bars are located close to Blanc & Noir, and their sizes and expected sales volumes are comparable.

Competitors' Recent Monthly Liquor Sales

Truck Yard

- Annual Liquor Sales (source - BarMart): $3,612,600
- Focused on draft & craft bottled/canned beer
- Limited indoor space / mostly outdoor (not good during inclement weather)
- Inconsistent food options
- No cocktail program

Pitch 25

- Annual Liquor Sales (source - BarMart): $3,[illegible]
- Focused on sports with plenty of TVs
- Huge space however mostly utilizes only half of the space except for large events
- Decent food program
- No cocktail program

Miss Carousel

- Annual Liquor Sales (source - BarMart): $1,426,284
- Focused on the social environment
- Comparable space & size
- Shared kitchen with Indianola restaurant
- A very good cocktail program

Anvil

- Annual Liquor Sales (source - BarMart): $2,373,729
- Focused on staff training of unique spirits
- Smaller in size with no patio
- No commercial kitchen
- Excellent cocktail program
- The first three bars on the list are in the same zip code. They all have varying degrees of character and approach. We want to show that this area can sustain multiple concepts

The first three bars on the list are in the same zip code. They all have varying degrees of character and approach. We want to show that this area can sustain multiple concepts.

FACTOR	STRENGTH	WEAKNESS	Blanc Noir	Leeland House Bar	Miss Carousel & Vinny's	Pitch 25
PRODUCTS	X		Cocktails, Craft Beer, Wine, Food, Atmosphere.	Cocktails, Craft Beer, Wine, Food, Atmosphere.	Cocktails, Craft Beer, Wine, Food, Atmosphere.	Cocktails, Craft Beer, Wine, Food, Atmosphere.
PRICE	X		Low to High $5-$16per cocktail Low to High $4-$28 per food item.	High $9-$16 per cocktail High $10-$28 per food item.	High $9-$16 per cocktail Moderate to High $7-$35 per food item.	Moderate to High $7-$16 cocktail Moderate $8-$25 per food item.
QUALITY	X		High Quality, Locally Sourced Ingredients. High End Decor	Low Quality, Cheaply Sourced Ingredients, Nice Décor but Un-Kept Atmosphere.	High Quality, Locally Sourced with High End Décor.	Low Quality, Churn and Burn Club, Sports Bar
SELECTION	X		Large Selection of Seasonal Offerings, from Morning to Night.	Minimal Offerings for Surrounding Market.	Great Selection for Night Time Crowd.	Massive Selection, Overwhelming
SERVICE	X		Knowledgeable Staff Focused on Guest Experience.	Unknowledgeable Staff with Poor Attention to Detail and Lackluster Attitude Toward Guest.	Lackluster Service During Slow Periods	Slow Bar Service, Quick Food Times
RELIABILITY	X		Quality Offerings with Speedy Service and Consistency.	Alternating Quality and Consistency in Product.	Consistent Quality,	Often Rented Out and Closed to Regular Guest
STABILITY		X	Sales Will be Greatly Tied to Another, One Must Succeed for the Other to Prosper.	Sales Vary Significantly Depending on the Day.	1st Year Sales Look Strong and Stable	Sales Vary Drastically Depending on Soccer Games
EXPERTISE	X		Knowledgeable Director with 3 Successful Openings Under his Belt.	No Expertise Shown or Considered to be needed for Moderate Success.	Very Knowledgeable Staff	Slight Bar and Food Knowledge, None Really Needed for Venue
COMPANY REPUTATION		X	Limited Reputation but Attached To Prominent Hometown Football Player	Growing Reputation for Weekend Brunch.	Well Known Local Restaurant Group	Attached To Prominent Hometown Soccer Player
LOCATION		X	Growing Section on a High Traffic Road in a Prime Area of Town.	Prime Location	Premiere Location	Premiere Location
APPEARANCE	X		Inviting, Upscale, Nostalgic House Party. Morning/Afternoon Eatery.	Inviting	Upscale, Hotel Lobby Suit & Tie Appeal. Drinks with Client. Afternoon Eatery.	Overwhelming Arena Style for the Masses.
ADVERTISING	X		Promotions via Noir Hospitality Management High End Contacts and Social Influencers as well as Gorilla Marketing	Little to None	Write-Ups, Previous Success in Nearby Neighborhoods.	Social Media Presence/Club Promoters.

Vision And Strategy

A staple of the EaDo neighborhood

and a destination spot for surrounding areas

Blanc Noir will stand out by delivering a more encompassing concept than either a coffee shop or a speakeasy would deliver on its own. The goal is to become a staple of EaDo and a destination spot for those who are frequenting the convention center or any of the major sporting events.

Toward that end, marketing will rely on strong partnerships with the local community, convention hosts, and vendors, in major metros such as Dallas, Los Angeles, Chicago, Atlanta, New York, and New Orleans.

The messaging strategy will take an upfront tact, communicating the dual nature of Blanc Noir while making clear the individual value of each concept – a fun way to jump into the day, as well as a relaxing way to call it a night.

Blank & Noir timeline
(Conservative estimate)



March 2022
Pre Development work with W Squared & Gin Design Group
Permitting Submitted & Completed
August 2022
Oct - Nov 2022
November 2022
Start Social Media Campaign & Website Design for SEO rankings
Construction Begins
December - Jan 2023
Jun - July 2023
Blanc Noir Doors Open for Business

The Vision:

One brand, one location, two clear purposes



Blanc


Noir

Funding

Elandon Roberts

Two-time NFL Super Bowl Champion

 Learn more about Elandon Roberts, his investment strategies, his involvement in Blanc & Noir (@17:10), and his passion for great coffee.

Team

Extensive experience across hospitality, real estate, marketing, & management

across hospita;ity, real estate, marketting and management

Nick Ozuna
Owner/Operator

Nick will serve as the lead on buildout, operations, and all related areas. He has successfully directed and executed plans in these areas multiple times over the last fifteen years. A few of his better-known projects are Around The Corner Bar, Down The Street, 5015, 13Celsius, Mongoose vs Cobra, and Weights & Measures




William Felix III, MBA
Owner/Chief Marketing Officer

William will handle all the marketing and business planning for the group. A thirteen-year veteran of Shell Oil, which he joined in 2009 after he completed his graduate studies, he has taken on such roles as Marketing Strategy, Project Management, and Sales Leadership. He is currently a VP of Sales at Ecolab, where he oversees $350M in revenue and P&L for North America. In addition, he is the founder and owner of Overtime Sports Management Group LLC & WillPower Sports Marketing LLC, representing more than a dozen professional athletes, for whom he has negotiated more than $200M in contracts and product endorsements. He holds his BS from the University of Louisiana – Lafayette and his MBA from Southern University and A&M College – Baton Rouge



Ulysses Grant
Owner/Investment Relations Director

Ulysses is responsible for implementing and maintaining all point-of-sale and network systems within Blanc Noir. As well, he handles Investors Relations and Technology. He is currently a Senior Consultant at InCycle Software, through which he had led multiple major capital projects worldwide. He holds his MS from Virginia Tech in Info Technology.

Ishme Allah
Owner/Real Estate Director

Ishme represents Noir Hospitality Management in all leasing and purchasing agreements. He brings more than ten years of experience as a realtor,



managing residential and commercial transactions alike.

Team

	Ulysses Grant	Founder/CIO
	Nicholas Ozuna	Founder/Operator
	William Felix III, MBA	Founder/CMO
	Ishme Allah	Founder/Chief Real Estate Officer

Perks

$100	One free coffee at Blanc during the first year of operation Brunch for 4 people at Blanc during the first year of operation (one-time event)
$500	Two free menu items at Noir during the first year of operation Two free coffee drinks at Blanc during the first year of operation

$1,000	One free coffee at Blanc per month during the first year of operation One free menu item at Noir per month during the first year of operation
$5,000	Brunch for 4 people at Blanc during the first year of operation (one-time event) One free coffee at Blanc per month for life One free menu item at Noir per month for life Special edition (bronze) logo t-shirt with logo design $3 drinks on your birthday at Noir
$15,000	Invitation to Blanc & Noir Investors Christmas Party (one-time event, 2 drink tickets per investor) Brunch for 6 people at Blanc during the first year of operation (one-time event) One free coffee at Blanc per month for life One free menu item at Noir per month for life Special edition (silver) logo t-shirt with logo design $3 drinks on your birthday at Noir
$25,000	Private party at Noir - entire venue (black-out dates apply) Invitation to Blanc & Noir Investors Exclusive Christmas Party (one-time event, 2 drink tickets per investor) Two brunches for 6 people at Blanc during the first year of operation (one-time event) One free coffee at Blanc per day for life One free menu item at Noir per day for life Special edition (gold) logo t-shirt with logo design 1 premium bottle of champagne + $3 drinks on your birthday at Noir (some restrictions apply)

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Company Name	Blanc & Noir
Logo	



Headline	Unique dual-concept hospitality space in one of Houston's hottest neighborhoods
Slides	







Tags	B2C, Restaurant & Bar Services, Debt, Coming Soon, Companies

Pitch text	**Custom**
	* Click here for important information regarding Financial Projections which are not guaranteed
	Opportunity
	# EaDo
	Houston, TX

Newly branded "EaDo," also known as East Downtown, is a section of Houston that has rapidly earned a reputation for its community of artists, the authenticity of its dining, as well as its upbeat, forward-looking, edgy attitude. Developers in Houston view this area as one of the metro's fastest growing, and while residential and large-scale development projects continue such as the East River HTX project, the time is perfect for a unique and diverse establishment in hospitality to thrive in EaDo. Therefore, we at Noir Hospitality Management have created a concept that exudes meaning and provides residents with before-work pick-me-ups and late-night cocktail fixes.

—

Blanc & **Noir**
—

Concept

Blanc

&

Noir

Craft coffee shop

Bar & restaurant

WHETHER GRABBING A COFFEE ON THE WAY TO WORK OR HAVING A NIGHTCAP AFTER VISITING A FAVORITE RESTAURANT, BLANC NOIR HAS THE UNIQUE CAPACITY TO PROVIDE FOR BOTH OF THESE EXPERIENCES.



Complementary concepts under one roof

Although the concept of the speakeasy has proliferated, in ode to the Roaring Twenties and all the social changes they brought about, one aspect has often gone overlooked: diversity and coexistence.

Diversity and *coexistence* took on new meanings during the Prohibition Era, as people of all colors, classes, and backgrounds would stop in at the same bars to get away from the pressures of the world outside while enjoying themselves among the local community.

Blanc Noir pays homage to these values and the era that so unpredictably fostered them through a blended atmosphere that offers morning beverages and spirits alike. We will be there in the morning, to serve up our clients a cup of coffee to get the day started and after work to pour nightcaps that pair superbly with any of the local restaurants' fare. Blanc Noir will share a kitchen, maximizing operational efficiency, but will be divided to keep the atmospheres distinct from one another.

Blanc (the craft coffee shop) will have a light, relaxed, and welcoming vibe while Noir (the speakeasy) will bring elegance, industrial chic, and sophistication which will align with the Houston identity, the Houston attitude, and most importantly, the sense that *here* and *in this place*, everyone can gather comfortably among friends and neighbors.



Blanc & Noir (left to right)



Location

Desirable location in EaDo


The Heights
Near Northside
Fifth Ward
Rice Military
Montrose
East Downtown
River Oaks
Midtown
Greater East End
Museum District
Third Ward
West University
Texas Medical Center

In the heart of EaDo

Located at 3100 McKinney Street, in the East End of Houston, Blanc & Noir will nestle among residential and commercial locations within walking distance of some of Houston's finest attractions, such as the Toyota Center (home of the Houston Rockets), Minute Maid Park (home of the Houston Astros), and PNC Stadium (home of the Houston Dynamo FC) as Houston is slated as one of the major cities to host the FIFA World Cup in 2026.

Our clientele will encompass the middle and high-income professionals and families who inhabit the area as their expendable income has been well-proven through the success of nearby restaurants. In addition to our neighborhood regulars, customers will include sporting event and convention attendees, as the George R. Brown Convention Center (which hosts more than 700,000 people annually) is less than a mile away. Additionally, Blanc & Noir will benefit from EaDo's significant drive-through traffic before, during, and after work hours.

A shared location & approach to hospitality

Separated by a wall but otherwise housed in the same location, the entities will share a kitchen to maximize operational efficiency and fiscal gains. This proximity will also allow the team to focus on maintaining a sense of neighborhood while striving to create a service-driven experience for every guest.

The management team believes that every guest should feel welcomed and comfortable when they enter, and a sense of fulfillment when they walk out —an approach to hospitality that can be summed up as offering a Noir and/or Safe Haven. They intend to stand apart from the competition with this exceptional degree of attention to guest satisfaction.

Details

Exceptional quality and a community feel, day & night

Blanc Seat Count Total: 44

Noir Seat Count Total: 91

Blanc

Blanc will serve the morning crowd, pairing pick-me-ups with snacks, into the late afternoon. Items will include house high-end coffee, juices, and pastries with additional weekend brunch options, such as top-quality waffles fit for the breakfast connoisseur. This menu will remain minimal, with frequent rotations adapted to our patrons' needs and requests, cultivating a personal connection with the people we serve.

The design will be open with ample seating, whether customers want to stop in for quick in-and-out service or hunker down with their laptops to get some work done. The shared patio will offer additional seating options.

The concept will cater to individuals who want to grab breakfast or coffee before their morning commute and those coming into downtown Houston for work. If neither option works, there will also be a delivery service within a 1-mile radius. Blanc will be open every day from 7:00 AM to 10:00 PM, but staying aware of our customer's needs, we will make schedule accommodations/shifts as necessary to fulfill those needs and maximize our profits.

Blanc Ordering Counter | Rendering



Blanc Dining | Rendering



Blanc Patio | Rendering





Courtesy of Gin Design Group

Noir

Noir will not compete with Blanc. Rather, it will complement the breakfast service Blanc offers, serving spirits in a speakeasy-style bar, themed to resemble an adult playground and skate park. Accouterments will emphasize Houston's proud professional sports history, in a way that is much more sophisticated than a sports bar.

The Noir cocktail, beer, and wine list and Elandon Roberts' "52" branded cigar program will feature creative offerings with a seasonal rotation all made from fresh and locally sourced ingredients. There will be 16 beers on draft, 2 house punches, 2 house frozen cocktails, 4 house cocktails, and an assortment of specialty whiskeys, rums, and liqueurs.

Food will consist of wood-fired pizza, tapas-style dishes, and an assortment of charcuterie, cheese, and olive selections. Within this unique space, we will take advantage of the opportunity to collaborate with pop-up kitchens and offer our guests a different custom chef's table dining experience each month.

Noir will be open from 4:00 PM to 2:00 AM each day of the week. From 4:00 PM to 6:00 PM, we will offer an "Exclusive Happy Hour" to patrons who reside in EaDo or work in downtown Houston.

Noir Entry | Rendering



Noir Bar | Rendering



Noir Main Lounge | Rendering



Noir Patio | Rendering



Courtesy of Gin Design Group

Business Model

Raising funds for renovations, infrastructure, and security

Raising funds for renovations, infrastructure, and security

Our startup budget conserves capital through investment efficiency, establishing a lean workspace for our staff and a one-of-a-kind experience for our customers, both day and night. We are setting ourselves up for viability by reducing upfront costs without compromising on our dual-aspect concept.

The initial proposal requires a total of $335,520 in funding. These startup funds will be allocated to three crucial categories: building renovations, operating infrastructure, and security funding.

BLANC COFFEE - Projected Sales

Day

Month

Year

Customers

200

6,000

73,000

Average Ticket/Customer

$9.00

$9.00

$9.00

Total Sales

$1,800

$54,000

$657,000

Beer/Wine Customers

20

600

7,300

Average Ticket/Customer

$50.00

$50.00

$50

Total Sales

$1,000.00

$30,000.00

$365,000

SUMMARY OF INCOME & EXPENSES

Total/Mo

Total/Yr

TOTAL SALES

$84,000

$1,008,000

COST OF SALES @ 30%

$25,200

$302,400

BANK FEES (2.5%)

$2,100

$25,200

OPERATING EXPENSES

$12,688

$152,256

PAYROLL & TAX

$31,136

$373,627

NET INCOME

$12,876

$154,517

—

NOIR SPEAKEASY - Projected Sales

Day

Month

Year

Customers

125

3,750

45,625

Average Ticket/Customer

$45.00

$45.00

$45.00

Total Sales

$5,625

$168,750

$2,053,125

SUMMARY OF INCOME & EXPENSES

Total/Mo

Total/Yr

TOTAL SALES

$168,750

$2,053,125

COST OF SALES @ 20%

$33,750

[illegible]

BANK FEES (2.5%)

$4,219

$51,328

OPERATING EXPENSES

$24,734

$296,808

PAYROLL & TAX

$11,015

$132,180

NET INCOME

$95,032

$1,162,184

Total/Mo

Total/Yr

NET INCOME

$107,909

[illegible]

—

BLANC NOIR - Payroll for Projection

Qty

$/hr

Hr/shift

Days/mo

Month

Year

MORNING KITCHEN

Kitchen Cooks (6am-

2pm)

1

$13.00

8

30

$3,120

$37,440

Cook Prep (8am-3pm)

1

$11.00

7

16

$1,232

$14,784

Porter (8am-4pm)

1

$7.25

8

30

$1,740

$20,880

EVENING KITCHEN

Kitchen Cooks (2pm- 9pm)

1

$11.00

7

30

$2,310

$27,720

Porter (4pm-11pm)

1

$7.25

7

30

$1,523

$1[illegible],27[illegible]

FRONT OF HOUSE

Barista (6am-3pm)

2

$9.50

9

30

$5,130

$61,560

Barista (8am-4pm)

1

$9.50

8

30

$2,280

$27,360

Barista (3pm-11pm)

2

$[illegible]

8

30

$4,560

$54,720

Barista Mid (9am-4pm)

1

$9.50

7

16

$1,064

$12,768

BARTENDERS

Bartender (4pm-2am)

3

$2.15

10

30

$1,[illegible]

$23,220

WAITSTAFF

Waitstaff (4pm-2am)

4

$2.15

10

30

$2,580

$30,960

MANAGEMENT

Blanc Coffee Salary

.

$4,000

$48,000

Noir Speakeasy Salary

1

$6,500

$78,000

TOTAL PAYROLL

$37,974

$455,682

TOTAL PAYROLL TAX

$4,177

$50,125

PAYROLL & TAX TOTAL

$42,151

$505,807

—

BLANC COFFEE Breakeven Sales

Day

Month

Year

Customers

142

4,260

51,120

Average Ticket/Customer

$9.00

$9.00

Total Sales

$1,278

$38,340

$460,080

Beer/Wine Customers

20

600

7,200

Average Ticket/Customer

$50.00

$50.00

$50.00

Total Sales

$1,000

$30,000

$360,000

SUMMARY OF INCOME & EXPENSES

Total/Mo

Total/Yr

TOTAL SALES

$68,340

$820,080

COST OF SALES @ 30%

$20,502

$246,024

BANK FEES (2.5%)

$1,709

$20,502

OPERATING EXPENSES

$12,688

$152,256

PAYROLL & TAX

$33,292

$~~~~~~~~~~~~$

NET INCOME

$150

$1,798

—

NOIR SPEAKEASY Breakeven Sales

Day

Month

Year

Customers

96

2,880

34,560

Average Ticket/Customer

$30.00

$30.00

$30.00

Total Sales

$2,880

$86,400

$1,036,800

SUMMARY OF INCOME & EXPENSES

Total/Mo

Total/Yr

TOTAL SALES

$86,400

$1,036,800

COST OF SALES @ 30%

$25,920

$311,040

BANK FEES (2.5%)

$2,160

$25,920

OPERATING EXPENSES

$24,734

$296,808

PAYROLL & TAX

$33,292

$399,500

NET INCOME

$294

$3,532

Total/Mo

Total/Yr

NET INCOME

$444

$5,330

—

BLANC NOIR - Payroll Projection

Qty

$/Hr

Hr/shift

Days/Mo

Month

Year

MORNING KITCHEN

Kitchen Cooks (6am- 3pm)

1

$13.00

9

30

$3,510

$42,120

Porter (8am-4pm)

1

$7.25

8

30

$1,740

$20,880

EVENING KITCHEN

Kitchen Cooks (3pm-

12am)

1

$13.00

9

30

$3,510

$42,120

Porter (4pm-1am)

1

$7.25

9

30

$1,958

$23,490

FRONT OF HOUSE

Barista (6am-3pm)

2

$9.50

9

30

$61,560

Barista (8am-5pm)

1

$9.50

9

30

$2,565

$30,780

BARTENDERS

Bartender (4pm-

2am)

2

$2.15

10

30

$1,290

$15,480

WAITSTAFF

Waitstaff (4pm-2am)

2

$2.15

10

30

$1,290

$15,480

MANAGEMENT

Blanc Manager Salary

1

$4,000

$48,000

Noir Manager Salary

1

$5,000

$60,000

TOTAL PAYROLL

$29,993

$359,910

TOTAL PAYROLL TAX

$3,299

$39,590

PAYROLL & TAX TOTAL

$33,292

$399,500

—

BLANC COFFEE - Operating Expenses

Month

Year

Rent

$3,418

$41,016

Advertising

$1,000

$12,000

Utilities

$2,000

$24,000

Towels/Cleaning Supplies

$1,800

$21,600

POS System

$150

$1,800

Satellite TV

$100

$1,200

Telephone and Internet

$100

$1,200

Accounting/Payroll Service

$250

$3,000

Business Insurance

$670

$8,040

Food and Beverage Supplies

$1,500

$18,000

Pest Control

$100

$1,200

Alarm

$100

$1,200

Repairs and Maintenance

$500

$6,000

Misc.

$1,000

$12,000

TOTAL

$12,688

$152,256

—

NOIR SPEAKEASY - Operating Expenses

	Month	Year
Rent	$6,834	$82,008
Advertising	$1,000	$12,000
Utilities	$2,000	$24,000
Towels/Cleaning Supplies	$1,800	$21,600
POS System	$150	$1,800
Satellite TV	$100	$1,200
Telephone and Internet	$100	$1,200
Accounting/Payroll Service		

$250

$3,000

Business Insurance

$800

$9,600

Food and Beverage Supplies

$10,000

$120,000

Pest Control

$100

$1,200

Alarm

$100

$1,200

Repairs and Maintenance

$500

$6,000

Misc.

$1,000

$12,000

Traction

Built on strong partnerships

Four local entrepreneurs (Noir Hospitality & Management Group) have partnered with the former University of Houston student-athlete and two-time NFL Super Bowl Champion (with the New England Patriots) Elandon Roberts (currently playing linebacker for the Miami Dolphins).

In addition to this partnership, Noir Hospitality & Management Group will collaborate with Gin Design Group to strike an ambiance and vibe for both sides while also partnering with Cavo Coffee & Cleo Roasting Company for the Blanc side, ensuring a top-notch micro-roasting experience.



Two-time NFL Super Bowl Champion Elandon Roberts

Customers

One concept, two sides, under one roof

to serve customers of all kinds

There for our customers, from the time they wake up to the time they go to sleep

Blanc Noir's target demographic will consist of busy professionals, happy hour enthusiasts, and foodies alike. The wide mix of ages (from the early 20s to early 60s), and an income ranging between $50,000 -$170,000 provides a wide scope of potential clientele to target.

Leveraging these complementary concepts, Blanc Noir will foster brand loyalty to generate sales and increase market share. Conventional bar operations usually target a single demographic: for example, nightclubs appeal to young college-age singles from 10:00 pm to 2:00 am, and restaurant bars appeal to older professional diners who combine meals with drinks during dining hours. Very few bars pursue business during multiple periods, whereas Blanc Noir does, breaking out of the most common limitations those establishments face.

Competition

Local sales analysis

It is worth repeating upfront that the foundational concept underpinning Blanc Noir serves to differentiate both sides of the business from any local establishments. That said, included below are the monthly liquor sales for competitors in the area. These bars are located close to Blanc & Noir, and their sizes and expected sales volumes are comparable.

Competitors' Recent Monthly Liquor Sales

Truck Yard

- Annual Liquor Sales (source - BarMart): $3,612,600
- Focused on draft & craft bottled/canned beer
- Limited indoor space / mostly outdoor (not good during inclement weather)
- Inconsistent food options
- No cocktail program

Pitch 25

- Annual Liquor Sales (source - BarMart): $[illegible]
- Focused on sports with plenty of TVs
- Huge space however mostly utilizes only half of the space except for large events
- Decent food program
- No cocktail program

Miss Carousel

- Annual Liquor Sales (source - BarMart): $1,426,284
- Focused on the social environment
- Comparable space & size
- Shared kitchen with Indianola restaurant
- A very good cocktail program

Anvil

- Annual Liquor Sales (source - BarMart): $2,373,729
- Focused on staff training of unique spirits
- Smaller in size with no patio
- No commercial kitchen
- Excellent cocktail program
- The first three bars on the list are in the same zip code. They all have varying degrees of character and approach. We want to show that this area can sustain multiple concepts

The first three bars on the list are in the same zip code. They all have varying degrees of character and approach. We want to show that this area can sustain multiple concepts.

FACTOR	STRENGTH	WEAKNESS	Blanc Noir	Leeland House Bar	Miss Carousel & Vinny's	Pitch 25
PRODUCTS	X		Cocktails, Craft Beer, Wine, Food, Atmosphere.	Cocktails, Craft Beer, Wine, Food, Atmosphere.	Cocktails, Craft Beer, Wine, Food, Atmosphere.	Cocktails, Craft Beer, Wine, Food, Atmosphere.
PRICE	X		Low to High $5-$16per cocktail Low to High $4-$28 per food item.	High $9-$16 per cocktail High $10-$28 per food item.	High $9-$16 per cocktail Moderate to High $7-$35 per food item.	Moderate to High $7-$16 cocktail Moderate $8-$25 per food item.
QUALITY	X		High Quality, Locally Sourced Ingredients. High End Decor	Low Quality, Cheaply Sourced Ingredients, Nice Décor but Un-Kept Atmosphere.	High Quality, Locally Sourced with High End Décor.	Low Quality, Churn and Burn Club, Sports Bar
SELECTION	X		Large Selection of Seasonal Offerings, from Morning to Night.	Minimal Offerings for Surrounding Market.	Great Selection for Night Time Crowd.	Massive Selection, Overwhelming
SERVICE	X		Knowledgeable Staff Focused on Guest Experience.	Unknowledgeable Staff with Poor Attention to Detail and Lackluster Attitude Toward Guest.	Lackluster Service During Slow Periods	Slow Bar Service, Quick Food Times
RELIABILITY	X		Quality Offerings with Speedy Service and Consistency.	Alternating Quality and Consistency in Product.	Consistent Quality,	Often Rented Out and Closed to Regular Guest
STABILITY		X	Sales Will be Greatly Tied to Another, One Must Succeed for the Other to Prosper.	Sales Vary Significantly Depending on the Day.	1st Year Sales Look Strong and Stable	Sales Vary Drastically Depending on Soccer Games
EXPERTISE	X		Knowledgeable Director with 3 Successful Openings Under his Belt.	No Expertise Shown or Considered to be needed for Moderate Success.	Very Knowledgeable Staff	Slight Bar and Food Knowledge, None Really Needed for Venue
COMPANY REPUTATION		X	Limited Reputation but Attached To Prominent Hometown Football Player	Growing Reputation for Weekend Brunch.	Well Known Local Restaurant Group	Attached To Prominent Hometown Soccer Player
LOCATION		X	Growing Section on a High Traffic Road in a Prime Area of Town.	Prime Location	Premiere Location	Premiere Location
APPEARANCE	X		Inviting, Upscale, Nostalgic House Party. Morning/Afternoon Eatery.	Inviting	Upscale, Hotel Lobby Suit & Tie Appeal. Drinks with Client. Afternoon Eatery.	Overwhelming Arena Style for the Masses.
ADVERTISING	X		Promotions via Noir Hospitality Management High End Contacts and Social Influencers as well as Gorilla Marketing	Little to None	Write-Ups, Previous Success in Nearby Neighborhoods.	Social Media Presence/Club Promoters.

Vision And Strategy

A staple of the EaDo neighborhood

and a destination spot for surrounding areas

Blanc Noir will stand out by delivering a more encompassing concept than either a coffee shop or a speakeasy would deliver on its own. The goal is to become a staple of EaDo and a destination spot for those who are frequenting the convention center or any of the major sporting events.

Toward that end, marketing will rely on strong partnerships with the local community, convention hosts, and vendors, in major metros such as Dallas, Los Angeles, Chicago, Atlanta, New York, and New Orleans.

The messaging strategy will take an upfront tact, communicating the dual nature of Blanc Noir while making clear the individual value of each concept – a fun way to jump into the day, as well as a relaxing way to call it a night.

Blank & Noir timeline
(Conservative estimate)


March 2022
Pre Development work with W Squared & Gin Design Group
Permitting Submitted & Completed
August 2022
Oct - Nov 2022
November 2022
Start Social Media Campaign & Website Design for SEO rankings
Construction Begins
December - Jan 2023
Jun - July 2023
Blanc Noir Doors Open for Business

The Vision:

One brand, one location, two clear purposes



Blanc



Noir

Funding

Elandon Roberts

Two-time NFL Super Bowl Champion

 Learn more about Elandon Roberts, his investment strategies, his involvement in Blanc & Noir (@17:10), and his passion for great coffee.

Team

Extensive experience across hospitality, real estate, marketing, & management

across hospita;ity, real estate, marketting and management

Nick Ozuna
Owner/Operator

Nick will serve as the lead on buildout, operations, and all related areas. He has successfully directed and executed plans in these areas multiple times over the last fifteen years. A few of his better-known projects are Around The Corner Bar, Down The Street, 5015, 13Celsius, Mongoose vs Cobra, and Weights & Measures




William Felix III, MBA
Owner/Chief Marketing Officer

William will handle all the marketing and business planning for the group. A thirteen-year veteran of Shell Oil, which he joined in 2009 after he completed his graduate studies, he has taken on such roles as Marketing Strategy, Project Management, and Sales Leadership. He is currently a VP of Sales at Ecolab, where he oversees $350M in revenue and P&L for North America. In addition, he is the founder and owner of Overtime Sports Management Group LLC & WillPower Sports Marketing LLC, representing more than a dozen professional athletes, for whom he has negotiated more than $200M in contracts and product endorsements. He holds his BS from the University of Louisiana – Lafayette and his MBA from Southern University and A&M College – Baton Rouge



Ulysses Grant
Owner/Investment Relations Director

Ulysses is responsible for implementing and maintaining all point-of-sale and network systems within Blanc Noir. As well, he handles Investors Relations and Technology. He is currently a Senior Consultant at InCycle Software, through which he had led multiple major capital projects worldwide. He holds his MS from Virginia Tech in Info Technology.

Ishme Allah
Owner/Real Estate Director

Ishme represents Noir Hospitality Management in all leasing and purchasing agreements. He brings more than ten years of experience as a realtor,



managing residential and commercial transactions alike.

Team

	Ulysses Grant	Founder/CIO
	Nicholas Ozuna	Founder/Operator
	William Felix III, MBA	Founder/CMO
	Ishme Allah	Founder/Chief Real Estate Officer

Perks

$100	One free coffee at Blanc during the first year of operation Brunch for 4 people at Blanc during the first year of operation (one-time event)
$500	Two free menu items at Noir during the first year of operation Two free coffee drinks at Blanc during the first year of operation

$1,000	One free coffee at Blanc per month during the first year of operation One free menu item at Noir per month during the first year of operation
$5,000	Brunch for 4 people at Blanc during the first year of operation (one-time event) One free coffee at Blanc per month for life One free menu item at Noir per month for life Special edition (bronze) logo t-shirt with logo design $3 drinks on your birthday at Noir
$15,000	Invitation to Blanc & Noir Investors Christmas Party (one-time event, 2 drink tickets per investor) Brunch for 6 people at Blanc during the first year of operation (one-time event) One free coffee at Blanc per month for life One free menu item at Noir per month for life Special edition (silver) logo t-shirt with logo design $3 drinks on your birthday at Noir
$25,000	Private party at Noir - entire venue (black-out dates apply) Invitation to Blanc & Noir Investors Exclusive Christmas Party (one-time event, 2 drink tickets per investor) Two brunches for 6 people at Blanc during the first year of operation (one-time event) One free coffee at Blanc per day for life One free menu item at Noir per day for life Special edition (gold) logo t-shirt with logo design 1 premium bottle of champagne + $3 drinks on your birthday at Noir (some restrictions apply)

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Each investor agrees to treat the investment agreements that it invests in on Republic as "debt instruments" (as defined in U.S. Treasury regulations) for U.S. federal income tax purposes. Returns from your debt investments are reported as interest income for the applicable year. Revenue sharing loans are classified as contingent payment debt instruments, and the calculation is done at the end of the year when all payments for that year have been made.

Please consult your tax advisor if you have additional questions regarding taxes. Republic does not provide tax, financial or legal advice and this information is not intended to be tax, financial or legal advice. Investors should consult their own financial or tax advisors to determine the tax implications of any potential investment on Republic.

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Will I receive any equity interests or any voting or management rights with a Crowd Term Note or Crowd Revenue Note?	Please always refer to the terms and conditions of each offering. Typically you will not receive any equity, voting or management rights in a business from a Crowd Term Note or Crowd Revenue Note on Republic.

What is a Crowd Revenue Note?

A Crowd Revenue Note provides payment flexibility to a business based on its performance, payments made to investors will also vary. If the business performs better than expected, the investors will be paid in a shorter period of time. If the business performs worse than expected, the investors will be paid over a longer period of time. In each case, the cumulative payment amount is fixed, however, the rate of return on investment can fluctuate. As a result, a revenue-sharing note could potentially provide a rate of return similar to an equity investment. The tradeoff is that a revenue-sharing note investor forgoes the predictability of fixed payments that are available in a term note investment.